


MAR 8 3 2004

HMN

FINANCIAL, INC.


04020893

2003 Annual Report

TABLE OF CONTENTS

HMN Financial, Inc. (HMN) and Home Federal Savings Bank (the Bank) are headquartered in Rochester, Minnesota. Home Federal Savings Bank operates nine full-service banking facilities in southern Minnesota and two in Iowa. Eagle Crest Capital Bank, a division of Home Federal Savings Bank, operates branches in Edina and Rochester, Minnesota.

FINANCIAL HIGHLIGHTS

Operating Results: *(Dollars in thousands, except per share data)*	At or For the Year Ended December 31, 2003	2002	Percentage Change
Total interest income	$ 44,937	42,868	4.8%
Total interest expense	20,289	21,295	(4.7)
Net interest income	24,648	21,573	14.3
Provision for loan losses	2,610	2,376	9.8
Net interest income after provision for loan losses	22,038	19,197	14.8
Fees and service charges	2,304	1,723	33.7
Mortgage servicing fees	998	715	39.6
Securities gains, net	1,275	422	202.1
Gain on sales of loans	5,240	3,077	70.3
Losses in limited partnerships	(243)	(659)	63.1
Other non-interest income	681	597	14.1
Total non-interest income	10,255	5,875	74.6
Other non-interest expense	19,653	17,849	10.1
Total non-interest expense	19,653	17,849	10.1
Income before income tax expense	12,640	7,223	75.0
Income tax expense	4,038	2,099	92.4
Income before minority interest	8,602	5,124	67.9
Minority interest	(3)	(142)	97.9
Net income	$ 8,605	5,266	63.4
Per Common Share Information:			
Earnings per common share and common share equivalents			
Basic	$ 2.26	1.40	
Diluted	2.16	1.32	
Stock price (for the year)			
High	$ 24.70	20.25	
Low	15.55	15.24	
Close	24.29	16.82	
Book value	17.93	17.28	
Tangible book value	16.23	15.68	
Price to book value	135.47%	97.34%	
Financial Ratios:			
Return on average assets	1.10%	0.74%	48.6%
Return on average equity	10.85	6.94	56.3
Dividend payout ratio	39.58	57.63	(31.3)
Net interest margin	3.31	3.19	3.8
Operating expense to average assets	2.51	2.51	0.0
Average equity to average assets	10.15	10.66	(4.8)
Equity to total assets at year end	9.34	10.31	(9.4)
Non-performing assets to total assets	0.58	0.67	(13.4)
Efficiency ratio	56.31	65.03	(13.4)

Balance Sheet Data: *(Dollars in thousands)*	December 31, 2003	2002	Percentage Change
Total assets	$866,436	737,523	17.5%
Securities available for sale	104,664	121,397	(13.8)
Loans held for sale	6,543	15,127	(56.7)
Loans receivable, net	688,951	533,906	29.0
Deposits	551,688	432,951	27.4
Federal Home Loan Bank advances	203,900	218,300	(6.6)
Stockholders' equity	80,931	76,065	6.4
Home Federal Savings Bank regulatory capital ratios:			
Tier I or core capital	8.0%	8.3%	(3.6)%
Tier I capital to risk weighted assets	10.2	11.4	(10.5)
Risk-based capital	11.1	12.2	(9.0)



2003 was a breakthrough year for HMN, with record results including income of $8.6 million, gains on the sale of mortgage loans of $5.2 million, return on equity of 10.85%, and a year-end stock price of $24.29. Our strategy to restructure the balance sheet away from long-term fixed rate residential mortgages and into shorter-term commercial and consumer loans, in conjunction with a reduced reliance on fixed rate borrowings and deposits, has been the key factor in HMN's improved financial results.

This strategy should not be misconstrued as a company disinterested in residential mortgage loans. To the contrary, we are striving to be the number one home mortgage lender in each of the communities we serve. We simply sell the loan after it is originated and transfer the corresponding interest rate risk to the secondary market. We continue to view the home mortgage business as the best entrée to becoming our customer's primary financial institution. We believe in going beyond simply closing a mortgage loan. We want to expand our relationship with our loan customer and open a checking account for them, provide them with a credit card, home equity loan, or any of the many other Home Federal bank products and services.

Increasing the number of checking accounts, both retail and commercial, was the key ingredient behind the growth of fee income to $2.3 million in 2003 compared to $1.7 million in 2002. Our emphasis on checking accounts and money market deposits was also a positive factor in our increased net interest margin of 3.31% in 2003, compared to 3.19% in 2002.

Assets grew to $866 million at December 31, 2003 from $737 million at December 31, 2002. This significant growth came as the result of a strategic focus on deposit and loan activity in private banking and commercial niche markets. We have been encouraged by the progress of our private banking office in Edina, Minnesota, which we opened in July of 2002. We market the private banking concept as Eagle Crest Capital Bank, a division of Home Federal Savings Bank. Private banking is structured to provide a full range of banking and financial planning services to business owners and professionals. We plan to expand Eagle Crest in the Rochester market with a new office opening in the second quarter of 2004.

Even with the heavy mortgage loan activity during the past year, we focused on other areas in order to position us for the future. During 2003, we modernized our data management and software systems in order to provide our customers with state-of-the-art account management techniques. We also opened loan production offices (LPOs) in Byron, Stewartville and St. Cloud, Minnesota, as well as in West Des Moines, Iowa. The LPO's allow us to offer loans to customers in these communities and gives us the opportunity to test the market without the costs associated with a full-service branch. We continue to assess other LPO opportunities.

Despite our evolving business model that incorporates retail, commercial and private banking sectors, the corporate values — established some 70 years ago — remain unchanged. We are a company comprised of employees with personal values that reflect those of our company. Honesty and integrity are the principles that guide our interaction with customers, employees and the communities we serve.

We view the merger and acquisition activity in the banking industry as the catalyst for creating future Home Federal customers. *Larger* has come to mean *impersonal.* Our goal is to attract those customers who value good, old-fashioned service, delivered in conjunction with competitive financial product offerings.

My thanks to the company's employees, management team, and Board of Directors but, most importantly, our customers, for helping us achieve the financial milestones we reached in 2003.

Sincerely,



Michael McNeil

President



From left: Susan K. Kolling, Timothy R. Geisler, Duane D. Benson, Roger P. Weise, Michael McNeil and Michael J. Fogarty. Seated are Mahlon C. Schneider and Allan R. DeBoer.

TIMOTHY R. GEISLER
HMN and Home Federal Savings Bank Chairman of the Board
Unit Manager Foundation Accounting
Mayo Foundation

MICHAEL MCNEIL
HMN President and Home Federal
Savings Bank President and CEO

ROGER P. WEISE
Retired Chairman, President and Chief Executive Officer
HMN and Home Federal Savings Bank

DUANE D. BENSON
Retired Executive Director
Minnesota Business Partnership

ALLAN R. DEBOER
Retired Chief Executive Officer
RCS of Rochester

MAHLON C. SCHNEIDER
Senior Vice President External Affairs and General Counsel
Hormel Foods Corporation

SUSAN K. KOLLING
Senior Vice President
Home Federal Savings Bank

MICHAEL J. FOGARTY
Chairman C.O. Brown Agency, Inc.

Selected Operations Data:

(Dollars in thousands, except per share data)	Year Ended December 31, 2003	2002	2001	2000	1999
Total interest income	$44,937	42,868	51,468	52,917	47,104
Total interest expense	20,289	21,295	30,444	33,001	28,911
Net interest income	24,648	21,573	21,024	19,916	18,193
Provision for loan losses	2,610	2,376	1,150	180	240
Net interest income after provision for loan losses	22,038	19,197	19,874	19,736	17,953
Fees and service charges	2,304	1,723	1,563	1,297	848
Mortgage servicing fees	998	715	470	341	335
Securities gains (losses), net	1,275	422	(671)	(23)	122
Gain on sales of loans	5,240	3,077	2,934	1,216	1,932
Earnings (losses) in limited partnerships	(243)	(659)	(1,311)	(121)	550
Other non-interest income	681	597	599	613	506
Total non-interest income	10,255	5,875	3,584	3,323	4,293
Other non-interest expense	19,653	17,849	15,749	12,559	11,895
Total non-interest expense	19,653	17,849	15,749	12,559	11,895
Income tax expense	4,038	2,099	2,634	3,798	3,960
Income before minority interest	8,602	5,124	5,075	6,702	6,391
Minority interest	(3)	(142)	(383)	0	0
Net income	$ 8,605	5,266	5,458	6,702	6,391
Per common share and common share equivalents:					
Basic	$ 2.26	1.40	1.45	1.75	1.47
Diluted	2.16	1.32	1.37	1.69	1.41

Selected Financial Condition Data:

(Dollars in thousands, except per share data)	December 31, 2003	2002	2001	2000	1999
Total assets	$866,436	737,523	721,114	716,016	699,186
Securities available for sale	104,664	121,397	119,895	139,206	173,477
Loans held for sale	6,543	15,127	68,018	7,861	4,083
Loans receivable, net	688,951	533,906	471,668	518,765	447,896
Deposits	551,688	432,951	421,843	421,691	400,382
Federal Home Loan Bank advances	203,900	218,300	217,800	221,900	229,400
Stockholders' equity	80,931	76,065	72,161	66,626	64,561
Book value per share	17.93	17.28	16.41	15.17	13.57
Tangible book value per share	16.23	15.68	15.39	14.09	12.48
Number of full service offices	12	13	12	11	10
Number of mortgage origination offices	6	2	1	1	1
Key Ratios[1]					
Stockholders' equity to total assets at year end	9.34%	10.31%	10.01%	9.31%	9.23%
Average stockholders' equity to average assets	10.15	10.66	9.91	9.56	10.13
Return on stockholders' equity (ratio of net income to average equity)	10.85	6.94	7.57	9.81	9.18
Return on assets (ratio of net income to average assets)	1.10	0.74	0.75	0.94	0.93
Dividend payout ratio	39.58	57.63	39.71	27.22	24.11

[1] Average balances were calculated based upon amortized cost without the market value impact of SFAS No. 115.

This Annual Report, other reports filed with the Securities and Exchange Commission, and HMN's proxy statement may contain "forward-looking" statements that deal with future results, plans or performance. In addition, the Company's management may make such statements orally to the media, or to securities analysts, investors or others. Forward-looking statements deal with matters that do not relate strictly to historical facts. The Company's future results may differ materially from historical performance and forward-looking statements about the Company's expected financial results or other plans are subject to a number of risks and uncertainties. These include but are not limited to possible legislative changes and adverse economic, business and competitive developments such as shrinking interest margins; deposit outflows; reduced demand for financial services and loan products; changes in accounting policies and guidelines, or monetary and fiscal policies of the federal government; changes in credit and other risks posed by the Company's loan and investment portfolios; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation or other significant uncertainties.

OVERVIEW

HMN Financial, Inc. (HMN or the Company) is the stock savings bank holding company for Home Federal Savings Bank (the Bank) which operates community retail banking facilities and loan production offices in southern Minnesota and Iowa. Eagle Crest Capital Bank, a division of Home Federal Savings Bank, provides private banking services to a diverse group of high net worth customers from offices in Edina and Rochester Minnesota. The earnings of the Company are primarily dependant on the Bank's net interest income, which is the difference between interest earned on its loans and investments, and the interest paid on interest-bearing liabilities such as deposits and Federal Home Loan Bank (FHLB) advances. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". Net interest income is produced when interest-earning assets equal or exceed interest-bearing liabilities and there is a positive interest rate spread. The Company's interest rate spread has been enhanced by the increased level of commercial loans placed in portfolio and the increased amount of lower rate deposit products such as checking and money market accounts. Net interest income and net interest rate spread are affected by changes in interest rates, the volume and the mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The Company's net income is also affected by the generation of non-interest income, which consists primarily of gains or losses from the sale of securities, gains from the sale of loans, and the generation of fees and service charges on deposit accounts. The Company's non-interest income has been enhanced by increased fees and service charges on deposit accounts. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, occupancy expenses, provisions for loan losses and amortization and valuation adjustments on mortgage servicing assets.

The earnings of financial institutions, such as the Bank, are significantly affected by prevailing economic and competitive conditions, particularly changes in interest rates, government monetary and fiscal policies, and regulations of various regulatory authorities. Lending activities are influenced by the demand for and supply of single family and commercial properties, competition among lenders, the level of interest rates and the availability of funds. Due to an anticipated increase in mortgage interest rates, we expect mortgage activity to slow in 2004. Deposit flows and costs of deposits are influenced by prevailing market rates of interest on competing investments, account maturities and the levels of personal income and savings.

Critical Accounting Policies

Critical accounting policies are those policies that the Company's management believes are the most important to understanding the Company's financial condition and operating results. The Company has identified the following three policies as being critical because they require difficult, subjective, and/or complex judgments that are inherently uncertain. Therefore, actual financial results could differ significantly depending upon the estimates used.

Allowance for Loan Losses and Related Provision

The allowance for loan losses is based on periodic analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences of loan impairment, changes in the size of the portfolios, national and regional economic conditions, such as unemployment data, loan portfolio composition, loan delinquencies, local construction permits, development plans, local economic growth rates, historical experience and observations made by the Company's ongoing internal audit and regulatory exam processes. The allowance for loan losses is established for known problem loans, as well as for loans which are not currently known to require specific allowances. Loans are charged off to the extent they are deemed to be uncollectible. The Company has established separate processes to determine the adequacy of the loan loss allowance for its homogeneous and non-homogeneous loan portfolios. The determination of the allowance for the non-homogeneous commercial, commercial real estate, and multi-family loan portfolios involves assigning standardized risk ratings and loss factors that are periodically reviewed. The loss factors are estimated using a combination of the Company's own loss experience and external industry data and are assigned to all loans without identified credit weaknesses. The Company also performs an individual analysis of impairment on each non-performing loan that is based on the expected cash flows or the value of the assets collateralizing the loans. The determination of the allowance on the homogeneous single-family and consumer loan portfolios is calculated on a pooled basis with individual determination of the allowance of all non-performing loans.

The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known. The allowance is allocated to individual loan categories based upon the relative risk characteristics of the loan portfolios and the actual loss experience. The Company increases its allowance for loan losses by charging the provision for loan losses against income. The methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific loans as well as losses in the loan portfolio for which specific reserves are not required. Although management believes that the allowance for loan losses is maintained at an adequate amount to provide for probable loan losses inherent in the portfolio as of the balance sheet dates, future adjustments to the provision for loan losses may be necessary if conditions differ substantially from those in the assumptions used to determine the allowance for loan losses.

Mortgage Servicing Rights

The Company recognizes as an asset the rights to service mortgage loans for others, which are referred to as mortgage servicing rights (MSRs). MSRs are capitalized at the relative fair value of the servicing rights on the date the mortgage loan is sold and are carried at the lower of the capitalized amount, net of accumulated amortization, or fair value. MSRs are capitalized and amortized in proportion to, and over the period of, estimated net servicing income. Each quarter the Company evaluates its MSRs for impairment in accordance with Statement of Financial Accounting Standard (SFAS) No. 140. Loan type and interest rate are the predominant risk characteristics of the underlying loans used to stratify the MSRs for purposes of measuring impairment. If temporary impairment exists, a valuation allowance is established for any excess of amortized cost over the current fair value through a charge to income. If the Company later determines that all or a portion of the temporary impairment no longer exists, a reduction of the valuation allowance is recorded as an increase to income. The valuation of the MSRs is based on various assumptions including the estimated prepayment speeds and default rates of the stratified portfolio. Changes in the mix of loans, interest rates, prepayment speeds, or default rates from the estimates used in the valuation of the mortgage servicing rights may have a material effect on the amortization and valuation of MSRs. Although management believes that the assumptions used and the values determined are reasonable, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the MSRs. The Company does not formally hedge its MSRs because they are hedged naturally by the Company's origination volume. Generally, as interest rates rise the origination volume declines and the value of MSRs increases and as interest rates decline the origination volume increases and the value of MSRs decreases.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Results of Operations

Net income was $8.6 million for the year ended December 31, 2003, compared to $5.3 million for the year ended December 31, 2002. Basic earnings per share were $2.26 for the year ended December 31, 2003, compared to $1.40 for the year ended December 31, 2002. Diluted earnings per common share for the year ended December 31, 2003 were $2.16, compared to $1.32 for the year ended December 31, 2002. Return on average assets was 1.10% and 0.74% and return on average equity was 10.85% and 6.94% for the years ended December 31, 2003 and 2002, respectively.

Net Interest Income

In comparing the year ended December 31, 2003 to the year ended December 31, 2002, net interest income increased by $3.1 million to $24.6 million from $21.5 million in 2002. Interest income was $44.9 million for the year ended December 31, 2003, an increase of $2.0 million, from $42.9 million for the same period in 2002. Interest income increased primarily because of an increase in interest-earning assets and because of a higher concentration of commercial and consumer loans in portfolio. The commercial and consumer loan portfolios increased by $148 million between the periods. During 2003, the Company's commercial and consumer loan portfolios continued to increase and the percentage of loans in these portfolios represented 61.7% of the Company's outstanding loans at December 31, 2003, compared to 58.2% at December 31, 2002. The increase in interest-earning assets offsets the decrease in the interest rates earned on the assets between the periods. Interest expense was $20.3 million for the year ended December 31, 2003, a decrease of $1.0 million, from the $21.3 million for the same period in 2002. Interest expense declined primarily because of a decrease in the rates paid on deposits and Federal Home Loan Bank advances and because of a $45 million increase in the outstanding average balance of checking and money market accounts between the periods, which generally have lower interest rates than other deposit accounts.

The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31,								
	2003			2002			2001		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-earning assets:									
Securities available for sale:									
Mortgage-backed and related securities	$ 21,885	272	1.24%	$ 63,022	1,704	2.70%	$ 71,230	3,867	5.43%
Other marketable securities[1]	74,487	2,387	3.20	60,973	2,420	3.97	38,106	2,248	5.90
Loans held for sale	12,899	748	5.80	22,485	1,587	7.06	54,009	3,764	6.97
Loans receivable, net[2]	602,653	41,052	6.81	479,158	36,426	7.60	503,063	40,806	8.11
Federal Home Loan Bank stock	11,464	349	3.04	12,086	349	2.89	12,245	537	4.38
Other, including cash equivalents	20,503	129	0.63	37,831	382	1.01	16,715	246	1.47
Total interest-earning assets	$743,891	44,937	6.04	$675,555	42,868	6.35	$695,368	51,468	7.40
Interest-bearing liabilities:									
Noninterest checking	$ 28,964	0	0.00%	$ 19,095	0	0.00%	$ 13,055	0	0.00%
NOW accounts	46,277	120	0.26	39,625	226	0.57	33,457	380	1.13
Passbooks	38,201	91	0.24	35,847	241	0.67	32,707	455	1.39
Money market accounts	73,800	878	1.19	47,593	796	1.67	39,924	1,271	3.18
Certificate accounts	286,238	9,185	3.21	270,482	9,686	3.58	299,336	16,472	5.50
Federal Home Loan Bank advances	221,503	10,015	4.52	215,623	10,346	4.80	221,891	11,866	5.35
Other interest-bearing liabilities	2,556	0	0.00	1,544	0	0.00	1,220	0	0.00
Total interest-bearing liabilities	$697,539	20,289	2.91	$629,809	21,295	3.39	$641,590	30,444	4.75
Net interest income		24,648			21,573			21,024	
Net interest rate spread			3.13%			2.96%			2.65%
Net earning assets	$ 46,352			$ 45,746			$ 53,778		
Net interest margin			3.31%			3.19%			3.02%
Average interest-earning assets to average interest-bearing liabilities		106.65%			107.26%			108.38%	

[1] Tax exempt income was not significant; therefore, the yield was not presented on a tax equivalent basis. The tax-exempt income was $837,343 for 2003, $315,093 for 2002 and $70,702 for 2001.

[2] Calculated net of deferred loan fees, loan discounts, loans in process and loss reserve.

Net interest margin increased to 3.31% in 2003 compared to 3.19% for 2002 primarily because of the increased focus on commercial and consumer loans and the increase in the outstanding average balance of checking and money market accounts. Average net earning assets were $46.4 million in 2003 compared to $45.7 million for 2002. The Company has actively purchased its common stock in the open market and has paid quarterly dividends to its stockholders, both of which reduce net interest earning assets. During 2003 and 2002 HMN paid $1.4 million and $1.5 million to purchase its common stock in the open market and paid dividends to stockholders of $2.9 million and $2.6 million, respectively. The increase in net interest earning assets in 2003 is primarily the result of net income exceeding stock repurchases, dividends on common stock, and fixed asset additions.

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It quantifies the changes in interest income and interest expense related to changes in the average outstanding balances (volume) and those changes caused by fluctuating interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).

	Year Ended December 31,					
	2002 vs. 2001			2002 vs. 2001		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(Dollars in thousands)	Volume[1]	Rate[1]	Total Increase (Decrease)	Volume[1]	Rate[1]	Total Increase (Decrease)
Interest-earning assets:						
Securities available for sale:						
Mortgage-backed and related securities	$ (784)	(648)	(1,432)	$ (404)	(1,759)	(2,163)
Other marketable securities	591	(620)	(29)	1,634	(1,462)	172
Loans held for sale	(592)	(247)	(839)	(2,224)	47	(2,177)
Loans receivable, net	10,084	(5,457)	4,627	(1,887)	(2,494)	(4,381)
Federal Home Loan Bank stock	(18)	24	6	(7)	(180)	(187)
Other, including cash equivalents	(136)	(128)	(264)	390	(254)	136
Total interest-earning assets	$9,145	(7,076)	2,069	$(2,498)	(6,102)	(8,600)
Interest-bearing liabilities:						
NOW accounts	$ 88	(194)	(106)	$ 79	(233)	(154)
Passbooks	17	(168)	(151)	48	(261)	(213)
Money market accounts	702	(622)	80	277	(752)	(475)
Certificates	585	(1,084)	(499)	(1,468)	(5,319)	(6,787)
Federal Home Loan Bank advances	287	(617)	(330)	(328)	(1,192)	(1,520)
Total interest-bearing liabilities	$1,679	(2,685)	(1,006)	$(1,392)	(7,757)	(9,149)
Net interest income			$24,648			$21,573

[1] For purposes of this table, changes attributable to both rate and volume which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates as of the date indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

At December 31, 2003			
Weighted average yield on:		Weighted average rate on:	
Securities available for sale:		NOW accounts	0.39%
Mortgage-backed and related securities	3.52%	Passbooks	0.20
Other marketable securities	2.86	Money market accounts	1.23
Loans held for sale	5.56	Certificates	3.11
Loans receivable, net	6.41	Federal Home Loan Bank advances	4.33
Federal Home Loan Bank stock	3.00	Other interest bearing liabilities	0.02
Other interest-earning assets	0.66	Combined weighted average rate on	
Combined weighted average yield on		interest-bearing liabilities	2.63
interest-earning assets	5.82	Interest rate spread	3.19

Provision For Loan Losses

The provision for loan losses is recorded to bring the allowance for loan losses to a level deemed appropriate by management based on factors disclosed in the critical accounting policy previously discussed. The provision for loan losses for the year ended December 31, 2003 was $2.6 million compared to $2.4 million for the year ended December 31, 2002. The provision increased primarily because of the additional $33 million in growth experienced in the commercial and consumer loan portfolios in 2003. Commercial and consumer loans generally require a larger provision due to the greater inherent credit risk of these loans. The provision also increased because of increases in specific consumer loan reserves and increased instances of personal bankruptcies which resulted in an increase in non-accruing loans of $1.2 million between the periods. The Company incurred $494,000 of net loan charge-offs in 2003 compared to $1.3 million of net loan charge-offs in 2002.

Non-Interest Income

Non-interest income was $10.3 million for the year ended December 31, 2003, an increase of $4.4 million, from $5.9 million for the same period in 2002. The following table presents the components of non-interest income:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	2003	2002	2001	2003/2002	2002/2001
Fees and service charges	$ 2,304	1,723	1,563	33.7%	10.2%
Mortgage servicing fees	998	715	470	39.6	52.1
Securities gains (losses), net	1,275	422	(671)	202.1	162.9
Gain on sales of loans	5,240	3,077	2,934	70.3	4.9
Losses in limited partnerships	(243)	(659)	(1,311)	63.1	49.7
Other non-interest income	$ 681	597	599	14.1	(0.3)
Total non-interest income	$10,255	5,875	3,584	74.6	63.9

Fees and service charges earned for the year ended December 31, 2003 increased by $581,000 from those earned in 2002, primarily due to the increased fees generated from an overdraft protection program that was implemented in the second quarter of 2003. The Company also increased the charges for some services and developed more retail and commercial checking account relationships during 2003, which created more fee income opportunities. The Company will continue to focus on deposit growth in checking and money market accounts to increase fee income opportunities and decrease its cost of funds.

Mortgage servicing fees increased by $283,000 for the year ended December 31, 2003. The increase was due to the increased number of single-family loans that were serviced for others. The lower mortgage interest rates in 2003 resulted in increased loan originations and the majority of these loans were sold on the secondary mortgage market with the servicing rights retained.

Gains on the sale of securities increased by $853,000 for the year ended December 31, 2003 as investments were sold to fund a portion of the consumer and commercial loan growth that was experienced. The ability to realize gains on the sale of securities is dependent on the type of securities in the securities portfolio and on changes in the general interest rate environment. The Company was able to recognize gains on both its debt and equity security portfolios in the declining interest rate conditions that existed during 2003.

Gains on the sale of single-family loans increased by $2.2 million for the year ended December 31, 2003. Low mortgage rates during 2003 resulted in higher single-family loan originations than in 2002 as consumers took advantage of the low interest rates to purchase a home or refinance their existing home mortgage. The majority of the fixed rate single-family loans originated were sold in the secondary mortgage market in order to reduce interest rate risk, increase non-interest income, and provide funding for the commercial and consumer loan growth. The Company expects mortgage interest rates to trend higher in 2004, which will result in lower single-family loan originations and less gain on sales of loans.

Losses from limited partnerships decreased by $416,000 for the year ended December 31, 2003 primarily because of lower losses on an investment in a limited partnership that invested in mortgage servicing rights. Generally, as interest rates rise the value of fixed rate mortgage servicing rights increases and as interest rates fall the value of mortgage servicing rights declines due to changes in the anticipated cash flows caused by prepayments on the loans being serviced. During 2003 and 2002, declines in interest rates on single-family mortgages caused the Company to recognize losses on its investment in the mortgage servicing limited partnership. This partnership was dissolved in the second quarter of 2003. For more information on investments in limited partnerships refer to Notes 1 and 9 of the Notes to Consolidated Financial Statements.

Other non-interest income consists primarily of fees and commissions earned on the sale of financial planning and insurance products and the gains and losses from the sale of assets. For the year ended December 31, 2003, other non-interest income was $681,000, compared to $597,000 for 2002. The change in other non-interest income is principally due to increases in the gains recognized on the sale of assets as the Company sold three former branch locations in 2003.

Non-Interest Expense

Non-interest expense for the year ended December 31, 2003 was $19.7 million, compared to $17.8 million for the year ended in 2002. The following table presents the components of non-interest expense:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	2003	2002	2001	2003/2002	2002/2001
Compensation and benefits	$ 8,676	8,013	7,915	8.3%	1.2%
Occupancy	3,424	3,110	2,239	10.1	38.9
Federal deposit insurance premiums	72	74	80	(2.7)	(7.5)
Advertising	393	522	426	(24.7)	22.5
Data processing	1,109	1,107	964	0.2	14.8
Amortization of mortgage servicing rights, net of valuation adjustments and servicing costs	1,982	1,166	758	70.0	53.8
Other	3,997	3,857	3,367	3.6	14.6
Total non-interest expense	$19,653	17,849	15,749	10.1	13.3

Non-interest expense increased by $1.8 million in 2003 primarily because of an increase of $816,000 in the amortization of mortgage servicing rights which was caused by the large number of loan prepayments during the year. Because of the low interest rates in 2003, many loans that were being serviced by the Bank were refinanced. When a serviced loan was paid off, the remaining value of the right to service that loan was recorded as additional amortization expense in the month in which the loan was repaid. Compensation and benefits expense increased by $663,000 primarily because of an increase in the number of employees, annual payroll cost increases, and costs related to a separation agreement with a former executive officer. Occupancy expense increased by $314,000 due to the increased costs associated with operating and maintaining additional facilities in 2003, including loan production offices opened in Byron, Stewartville, and St. Cloud, Minnesota, as well as West Des Moines, Iowa.

Income Taxes

The Company considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities. During 2003 and 2002 the Company recorded income tax expense of $4.0 million and $2.1 million, respectively. The change in income tax expense is the result of changes in taxable income and an increase in the Company's effective tax rate between the years. The increased effective tax rate was caused primarily by lower state tax deductions as a percentage of income in 2003 when compared to 2002. Refer to Note 16 of the Notes to Consolidated Financial Statements for additional information relating to income taxes.

COMPARISON OF 2002 WITH 2001

Net income for the year ended December 31, 2002 was $5.3 million, compared to $5.5 million for 2001. Basic earnings per share were $1.40 for the year ended December 31, 2002, compared to $1.45 for 2001. Diluted earnings per share were $1.32 for the year ended December 31, 2002, compared to $1.37 for 2001. Return on average assets was 0.74% and 0.75% and return on average equity was 6.94% and 7.57% for 2002 and 2001, respectively.

In comparing the year ended December 31, 2002 to the year ended December 31, 2001, net interest income increased by $549,000 primarily because interest rates declined to a greater degree on FHLB advances and deposits than on interest earning assets. The provision for loan losses increased $1.2 million due to certain loans that deteriorated in 2002 and were charged off. The provision also increased because of increases in the commercial and consumer loan portfolios which generally require a larger provision due to the greater inherent credit risk of these loans. Non-interest income increased by $2.3 million primarily due to increased gains recognized on the sale of securities and lower losses from a limited partnership that invests in mortgage servicing rights. Non-interest expense increased by $2.1 million primarily due to increased occupancy, other operating costs and amortization expense on mortgage servicing rights.

Net interest income for the year ended December 31, 2002 was $21.6 million, an increase of $549,000, from $21.0 million during 2001. Interest income was $42.9 million for the year ended December 31, 2002, a decrease of $8.6 million, from $51.5 million for the same period in 2001. Interest income declined by $3.7 million due to a reduction in interest rates on investments and $2.4 million due to a reduction in interest rates on loans. During 2001 and 2002 the Federal Reserve decreased the Federal Funds interest rate twelve times and interest rates on treasury instruments with maturities of two years and longer generally decreased. The Wall Street Journal prime rate decreased from 9.50% at the beginning of 2001 to 4.75% at the end of 2001 and decreased another 50 basis points in the fourth quarter of 2002. These decreases resulted in a lower rate environment in 2002 when compared to 2001. As a result, loans with rates that were indexed to prime, such as commercial loans and consumer lines of credit, earned less interest income and funds generated from fixed rate loans that prepaid during the year were reinvested in loans at lower rates. Interest income decreased by $2.5 million due to a decrease in the average outstanding interest earning assets. Interest expense was $21.3 million for the year ended December 31, 2002, a decrease of $9.1 million, from the $30.4 million for 2001. Interest expense declined by $6.6 million due to a decrease in the general interest rates paid on deposits and by $1.2 million due to decreased rates paid on FHLB advances. Interest expense also decreased by $1.4 million due to a decline in the average outstanding balance of deposits and Federal Home Loan Bank advances.

Net interest margin was 3.19% and 3.02% and average net earning assets were $47.3 million and $55.0 million for the years ended December 31, 2002 and 2001, respectively.

The provision for loan losses for 2002 was $2.4 million, compared to $1.2 million for 2001. The provision for loan losses increased due to the deterioration of certain loans that were charged off during 2002 and due to the $115 million in growth that was experienced in the commercial and consumer loan portfolios which generally require a larger provision due to the greater inherent credit risk of these loans. The provision also increased because of increases in specific loan reserves, as well as a slowing economy which resulted in an increase in non-accruing loans of $1.1 million. HMN incurred $1.4 million of loan charge-offs during 2002 and it recovered $34,000 of loans previously charged-off. HMN incurred $516,000 of loan charge-offs during 2001 and it recovered $6,000 of loans previously charged-off.

Non-interest income was $5.9 million for 2002, compared to $3.6 million for 2001. Fees and service charges earned for the year ended December 31, 2002 increased by

$160,000 from fees and service charges earned in 2001, primarily due to increased fees and service charges on an increased number of deposit accounts.

Mortgage servicing fees increased by $245,000 and $129,000 for the years ended December 31, 2002 and December 31, 2001, respectively. The increases were primarily due to the increased number of single-family loans that were serviced for others. The lower mortgage interest rates in 2002 and 2001 resulted in increased loan originations and loan sales at the Bank and the servicing rights on all of these loans were retained.

The ability to realize gains on the sale of securities is dependent on the type of securities in the securities portfolio and upon changes in the general interest rate environment. Interest rates in general were declining in 2002 and the opportunity to sell investments at a gain was present. Consequently, the Company recognized $422,000 in gains on the sale of securities for the year ended December 31, 2002, an increase of $1.1 million over 2001's net losses. The increase in securities gains is primarily because the Bank recognized impairment losses of $1.0 million on its securities portfolio in 2001. These losses resulted in a net loss on the sale of securities of $671,000 for 2001.

In order to reduce its interest rate risk and increase its other non-interest income, the Bank, which originates all of its 1-4 family loans at its retail facilities, sold many of its originated or refinanced fixed rate 1-4 family loans in 2002 and 2001. The mortgage banking business operated by Home Federal Mortgage Services, LLC (HFMS) also sold the majority of their mortgage origination and loan brokerage activity. The origination and brokerage activity at HFMS decreased by $604.4 million in 2002 from 2001 production levels as the operations were being phased down throughout the first half of the year and production stopped completely in the third quarter of 2002. The lower interest rate environment in 2002 caused loan originations at the Bank to increase by $40.1 million. For the year ended December 31, 2002, HMN recognized $3.1 million of net gain on the sale of $274.6 million of primarily single-family mortgage loans. The Bank accounted for $2.9 million of the net gain on sale on $184.6 million of loans sold. HFMS accounted for $262,000 of the net gain on sale on $90.0 million of loans sold. For the year ended December 31, 2001, HMN recognized $2.9 million of net gain on the sale of $724.2 million of primarily single-family mortgage loans. The Bank accounted for $2.1 million of the net gain on sale on $136.2 million of loans sold and HFMS accounted for $842,000 of the net gain on sale on $588.1 million of loans sold. During 2002 and 2001 HFMS brokered $26.9 million and $349.6 million of loans, respectively, from correspondent lenders at lower profit margins than its other brokerage and origination activity. The significant increase in loan volume from these correspondents during 2001 and carrying over into 2002 resulted in the Company incurring pair off fees because loans were not delivered into their forward sales commitments on a timely basis. The pair off fees resulted in a lower gain on sale of loans for HFMS as a percentage of loans sold. The lower profit margins coupled with the additional costs relating to processing the increased loan volume resulted in HFMS generating losses for 2002 and 2001.

For the years ended December 31, 2002 and 2001, HMN recognized net losses of $659,000 and $1.3 million, respectively, from its limited partnership investments. A major portion of HMN's investment in limited partnerships resided in a partnership that owned mortgage servicing rights. Generally, as interest rates rise the value of fixed rate mortgage servicing rights increases and as interest rates fall the value of mortgage servicing rights declines due to changes in the anticipated cash flows caused by prepayments on the loans being serviced. During 2002 and 2001 significant declines in interest rates on single-family mortgages caused HMN to recognize losses on its investment in the mortgage servicing limited partnership.

Non-interest expenses increased by $2.1 million from 2001 to 2002 primarily due to an $870,000 increase in occupancy expense caused by the three additional facilities maintained during 2002 and a full year of expenses associated with facility changes that occurred in 2001. Amortization of mortgage servicing rights increased by $407,000 because of increased amortization on loans that prepaid during the year and because the number of loans being serviced increased. Because of the lower interest rates in 2002 many loans that were being serviced by the Bank were refinanced. When a serviced loan was paid off, the remaining value of the right to service that loan was recorded as additional amortization expense in the month in which the loan was repaid. Compensation and benefits expense increased by $99,000 in 2002, despite the decrease in compensation expense at the mortgage banking operation, as the Bank hired more employees to staff the additional retail facilities that were opened during the year. Data processing expenses increased by $143,000 due to the increased number of customers and the costs of various services offered to customers. Other expenses increased by $490,000 primarily due to $175,000 in valuation reserves recorded on other assets and increased expenses related to additional facilities and increased loan activity. Other expenses decreased by $180,000 due to decreased goodwill amortization relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142. See Notes 1 and 11 of the Notes to Consolidated Financial Statements for additional information relating to goodwill amortization.

During 2002 and 2001 HMN recorded income tax expense of $2.1 million and $2.6 million, respectively. The change in income tax expense between the years is primarily the result of changes in taxable income between the years and state tax planning implemented during 2002.

Financial Condition

Loans Receivable, Net

The following table sets forth the information on the Company's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

	December 31,									
	2003		2002		2001		2000		1999	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
One-to-four family	$144,315	20.37%	$151,566	27.72%	$215,448	44.73%	$312,888	59.43%	$344,674	70.95%
Multi-family	31,540	4.45	15,766	2.88	14,369	2.98	12,090	2.30	8,489	1.75
Commercial	199,124	28.10	130,417	23.85	70,768	14.69	61,654	11.71	43,894	9.04
Construction or development	95,346	13.45	61,336	11.22	46,977	9.75	20,211	3.84	16,046	3.30
Total real estate	470,325	66.37	359,085	65.67	347,562	72.15	406,843	77.28	413,103	85.04
Other Loans:										
Consumer Loans:										
Automobile	14,754	2.08	11,062	2.02	6,624	1.38	6,363	1.21	4,532	0.94
Home equity line	54,193	7.64	52,106	9.53	35,714	7.42	26,907	5.11	22,437	4.62
Home equity	18,974	2.68	23,760	4.35	26,440	5.49	28,144	5.35	17,349	3.57
Mobile home	3,665	0.52	4,534	0.83	5,456	1.13	4,921	0.93	791	0.16
Other	14,319	2.02	4,959	0.91	4,897	1.02	4,561	0.87	3,127	0.64
Total consumer loans	105,905	14.94	96,421	17.64	79,131	16.44	70,896	13.47	48,236	9.93
Commercial business loans	132,459	18.69	91,260	16.69	54,940	11.41	48,760	9.25	24,435	5.03
Total other loans	238,364	33.63	187,681	34.33	134,071	27.85	119,656	22.72	72,671	14.96
Total loans	708,689	100.00%	546,766	100.00%	481,633	100.00%	526,499	100.00%	485,774	100.00%
Less:										
Loans in process	11,298		6,826		4,692		2,953		2,771	
Unamortized discounts	166		142		278		289		297	
Net deferred loan fees	1,334		1,068		1,212		1,348		1,537	
Allowance for losses	6,940		4,824		3,783		3,144		3,273	
Total loans receivable, net	$688,951		$533,906		$471,668		$518,765		$477,896	

The Company continues to reduce interest rate risk and increase interest income by increasing its investment in shorter term and generally higher yielding commercial real estate and commercial business loans and reducing its investment in longer term one-to-four family real estate loans. The Company intends to continue to increase the size of its commercial real estate, commercial business and consumer loan portfolios while maintaining the level of one-to-four family loans held in portfolio.

The one-to-four family real estate loans were $144.3 million at December 31, 2003, a decrease of $7.3 million, compared to $151.6 million at December 31, 2002. During 2003 loan prepayments on single-family loans increased as a result of the low interest rate environment and many loans that were in the loan portfolio at December 31, 2002 were refinanced and sold in the secondary mortgage market. Some of these loans were replaced in the portfolio with shorter term (10 year) fixed rate and adjustable rate loans during 2003. The increased prepayments and the related loan sales were the principal cause of the decline in the one-to-four family loan portfolio during 2003.

Commercial real estate loans were $199.1 million at December 31, 2003, an increase of $68.7 million, compared to $130.4 million at December 31, 2002. Commercial business loans were $132.5 million at December 31, 2003, an increase of $41.2 million, compared to $91.3 million at December 31, 2002. The Company's continued emphasis on commercial real estate and commercial business loans resulted in the origination or purchase of commercial real estate loans totaling $133.6 million in 2003 and $70.7 million in 2002. Commercial business loans originated or purchased were $142.6 million in 2003 compared to $101.0 million in 2002. The increased production and the Company's continued focus in this area were the principal reasons for the increase in commercial real estate and commercial business loans in 2003.

Home equity line loans were $54.2 million at December 31, 2003, compared to $52.1 million at December 31, 2002. The open-end home equity lines are written with an adjustable rate with a term of 20 years, a 10 year draw period which requires "interest only" payments and a 10 year repayment period which fully amortizes the outstanding balance. Closed-end home equity loans are written with fixed or adjustable-rates with terms up to 15 years. Home equity loans were $19.0 million at December 31, 2003, compared to $23.8 million at December 31, 2002. Due to the general decline in interest rates during 2003 and 2002, many borrowers consolidated their debt and paid off open and closed home equity loans when refinancing their first mortgage. The increased debt consolidation into first mortgages was the principal reason for the slight decline in the combined home equity and home equity line loan portfolios in 2003.

Allowances for Loan Losses

The determination of the allowance for loan losses and the related provision is a critical accounting policy of the Company that is subject to significant estimates, as previously discussed. The current level of the allowance for loan losses is a result of management's assessment of the risks within the portfolio based on the information obtained through the credit evaluation process. The Company utilizes a risk-rating system on non-homogenous commercial real estate and commercial business loans that includes regular credit reviews to identify and quantify the risk in the commercial portfolio. Management conducts quarterly reviews of the loan portfolio and evaluates the need to establish general allowances on the basis of these reviews.

Management continues to actively monitor asset quality and to charge off loans against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the size of the allowance for losses.

The allowance for loan losses was $6.9 million, or 0.98%, of gross loans at December 31, 2003, compared to $4.8 million, or 0.88%, of gross loans at December 31, 2002. The following table reflects the activity in the allowance for loan losses and selected statistics:

	December 31,				
(Dollars in thousands)	2003	2002	2001	2000	1999
Balance at the beginning of year	$4,824	3,783	3,144	3,273	3,041
Provision for losses	2,610	2,376	1,150	180	240
Charge-offs:					
One-to-four family	(69)	(44)	0	0	(1)
Consumer	(226)	(310)	(170)	(59)	(9)
Commercial business and real estate	(255)	(1,015)	(347)	(253)	0
Recoveries	56	34	6	3	2
Net charge-offs	(494)	(1,335)	(511)	(309)	(8)
Balance at end of year	$6,940	4,824	3,783	3,144	3,273
Year end allowance for loan losses as a percent of year end gross loan balance	0.98%	0.88%	0.79%	0.60%	0.69%
Ratio of net loan charge-offs to average loans outstanding	0.09	0.26	0.10	0.06	0.00
Allowance for loan losses as a percentage of total assets at year end	0.80	0.65	0.52	0.44	0.47

The following table reflects the allocation of the allowance for loan losses:

	December 31,									
	2003		2002		2001		2000		1999	
(Dollars in thousands)	Allocated allowance as of % of loan category	Percent of loans in each category in total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans
Real estate loans:										
One-to-four family	0.12%	20.36%	0.06%	27.72%	0.10%	44.73%	0.10%	59.43%	0.15%	70.95%
Multi-family	1.34	4.45	1.30	2.88	1.41	2.98	0.92	2.30	1.57	1.75
Commercial real estate	1.42	28.10	1.55	23.88	1.28	14.69	1.30	11.71	1.21	9.04
Construction or development	0.92	13.45	0.97	11.22	1.19	9.75	2.02	3.84	1.44	3.30
Consumer	0.98	14.95	0.56	17.63	0.71	16.44	0.58	13.47	1.40	9.93
Commercial business	1.20	18.69	1.48	16.67	2.44	11.41	2.72	9.25	1.19	5.03
Total	0.98%	100.00%	0.88%	100.00%	0.79%	100.00%	0.60%	100.00%	0.67%	100.00%

The allocation of the allowance for loan losses decreased in 2003 for commercial, construction or development, and commercial business loans primarily because management's overall assessment of the risk of the individual loans in these categories improved between the years. The allocated percentage for the consumer loans increased in 2003 primarily because of increases in non-performing consumer loans between the periods.

Allowance for Real Estate Losses

Real estate properties acquired or expected to be acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Valuations are periodically performed by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs. There was limited activity in the allowance for real estate losses during 2003 and 2002 and the balance of the allowance for real estate losses was zero at December 31, 2003 and December 31, 2002.

Non-performing Assets

Loans are reviewed at least quarterly and any loan whose collectibility is doubtful is placed on non-accrual status. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. Restructured loans include the Bank's troubled debt restructurings which involved forgiving a portion of interest or principal on any loans or making loans at a rate materially less than the market rate. Foreclosed and repossessed assets include assets acquired in settlement of loans.

Non-performing assets is comprised of non-accrual loans, restructured loans, impaired securities, delinquent accounts receivable, real estate acquired through foreclosure, and repossessed assets and totaled $5.0 million at December 31, 2003, compared to $4.9 million at December 31, 2002. The $128,000 increase in non-performing assets in 2003 relates primarily to a net increase of $1.2 million in non-accruing loans due primarily to an increase in non-performing single-family loans of $482,000 and non-performing consumer loans of $555,000. The increase in non-performing loans was almost completely offset by decreases of $655,000 in non-performing other assets caused by the sale of a non-performing investment, and a decrease of $399,000 in foreclosed and repossessed assets between the years.

The following table sets forth the amounts and categories of non-performing assets in the Company's portfolio.

(Dollars in thousands)	December 31, 2003	2002	2001	2000	1999
Non-accruing loans:					
Real estate:					
One-to-four family	$1,177	695	771	775	165
Commercial real estate	2,162	1,719	187	0	0
Consumer	1,050	495	311	142	177
Commercial business	186	427	890	95	0
Total	4,575	3,336	2,159	1,012	342
Accruing loans delinquent 90 days or more:					
One-to-four family	114	171	24	405	476
Other assets	211	866	1,390	0	0
Foreclosed and repossessed assets:					
Real estate:					
One-to-four family	73	300	0	195	0
Commercial real estate	0	127	0	0	0
Consumer	62	107	155	0	0
Commercial business	0	0	33	0	0
Total	135	534	188	195	0
Total non-performing assets	$5,035	4,907	3,761	1,612	818
Total as a percentage of total assets	0.58%	0.67%	0.52%	0.23%	0.12%
Total non-performing loans	$4,689	3,507	2,183	1,417	818
Total as a percentage of total loans receivable, net	0.68%	0.66%	0.46%	0.27%	0.17%
Allowance for loan losses to non-performing loans	147.99%	134.60%	173.29%	221.87%	400.29%

For the year ended December 31, 2003, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $458,473. The amounts that were included in interest income on a cash basis for such loans during 2003 were $163,044.

In addition to the non-performing assets set forth in the table above, as of December 31, 2003 there were no loans with known information about the possible credit problems of the borrowers or the cash flows of the secured properties that have caused management to have concerns as to the ability of the borrowers to comply with present loan repayment terms which may result in the future inclusion of such items in the non-performing asset categories. Management has considered the Bank's non-performing and "of concern" assets in establishing its allowance for loan losses.

Mortgage Servicing Rights

The capitalization and valuation of mortgage servicing rights (MSR's) is a critical accounting policy of the Company that is subject to significant estimates. MSR's are valued quarterly by an unrelated third party specializing in the valuation of servicing rights and are reviewed by the Company's management. The assumptions used to value the MSR's are based on loan types, note rates, default rates, and prepayment speeds, among other assumptions. Changes in the mix of loans, interest rates, default rates, or prepayment speeds may have a material effect on the amortization and valuation of MSR's. Although management believes that the assumptions used and the values determined are reasonable based upon current circumstances, adjustments may be necessary if future economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the MSR's. Refer to Notes 1 and 7 of the Notes to Consolidated Financial Statements for additional information relating to MSR's.

Contractual Obligations and Commercial Commitments

The Company has certain obligations and commitments to make future payments under contracts. At December 31, 2003, the aggregate contractual obligations (excluding bank deposits) and commercial commitments are as follows:

	Payments Due by Period				
(Dollars in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total borrowings	$203,900	33,000	10,000	60,000	100,900
Annual rental commitments under non-cancelable operating leases	1,472	499	858	115	0
	$205,372	33,499	10,858	60,115	100,900
	Amount of Commitment-Expiration by Period				
Other Commercial Commitments:					
Commercial lines of credit	$ 25,612	18,058	7,448	91	15
Commitments to lend	101,090	29,572	53,843	2,617	15,058
Standby letters of credit	2,028	813	1,215	0	0
	$128,730	48,443	62,506	2,708	15,073

Regulatory Capital Requirements

As a result of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), banking and thrift regulators are required to take prompt regulatory action against institutions which are undercapitalized. FDICIA requires banking and thrift regulators to categorize institutions as "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized". A savings institution will be deemed to be well capitalized if it: (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 (core) risk-based capital ratio of 6% or greater, (iii) has a leverage (core) ratio of 5% or greater, and (iv) is not subject to any order or written directive by the Office of Thrift Supervision (OTS) to meet and maintain a specific capital level for any capital measure. Management believes that, as of December 31, 2003, the Bank met all of the capital requirements to which it was subject and is well capitalized based on the regulatory definition described above. Refer to Note 20 of the Notes to Consolidated Financial Statements for a table which reflects the Bank's capital compared to its capital requirements.

Liquidity and Capital Resources

The Company manages its liquidity position to ensure that the funding needs of borrowers and depositors are met timely and in the most cost effective manner. Asset liquidity is the ability to convert assets to cash through the maturity or sale of the asset. Liability liquidity is the ability of the Bank to attract retail or brokered deposits or to borrow funds from third parties such as the FHLB.

The primary investing activities are the origination of loans and the purchase of securities. Principal and interest payments on loans and securities along with the proceeds from the sale of loans held for sale are the primary sources of cash for the Company. Additional cash can be obtained by selling securities from the available for sale portfolio or by selling loans. Loans could also be securitized and used as collateral for additional borrowings with the FHLB to generate additional cash.

The primary financing activity is the attraction of retail and brokered deposits. The Bank has the ability to borrow additional funds from the FHLB by pledging additional securities or loans. Refer to Note 14 of the Notes to Consolidated Financial Statements for more information on additional advances that could be drawn upon based on existing collateral levels with the FHLB. Information on outstanding advance maturities and related early call features is also included in Note 14.

The Company anticipates that its liquidity requirements for 2004 will be similar to the cash flows it experienced in 2003 with the following exceptions: net increase in loans receivable is anticipated to be $125 million; net decrease in customer escrows is anticipated to be $21 million; the funds provided from deposits and/or FHLB advances are anticipated to be $86 million; and the funds provided by security sales and/or principal collections on securities are anticipated to be $34 million.

The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the operating, financing, and investing activities during any given period.

Cash and cash equivalents at December 31, 2003 were $30.5 million, an increase of $2.8 million, compared to $27.7 million at December 31, 2002. Net cash provided by operating activities during 2003 was $24.1 million. The Company conducted the following major investing activities during 2003: proceeds from the sale of securities available for sale were $50.4 million, principal received on payments and maturities of securities available for sale was $40.9 million, purchases of securities available for sale were $76.4 million, and net loans receivable increased by $161.5 million. HMN spent $1.0 million for the purchase of equipment and updating its premises, and received $1.2 million from the sale of real estate and old branch facilities. Net cash used by investing activities during 2003 was $144.6 million. HMN conducted the following major financing activities during 2003: purchase of treasury stock of $1.4 million, received $1.4 million from the exercise of HMN common stock options, paid $2.9 million in dividends to HMN stockholders, proceeds from FHLB advances totaled $161.0 million, repayments of FHLB advances totaled $175.4 million, and increase in deposits were $118.8 million. Net cash provided by financing activities was $123.3 million.

The Company has certificates of deposit with outstanding balances of $167.2 million that mature during 2004. Based upon past experience, management anticipates that the majority of the deposits will renew for another term. The Company believes that deposits which do not renew will be replaced with deposits from a combination of other customers or brokers. FHLB advances or the sale of securities could also be used to replace unanticipated outflows of deposits. Management does not anticipate that it will have a liquidity problem due to maturing deposits.

The Company has $33.0 million of FHLB advances that mature in 2004 and it has $100.9 million of FHLB advances with maturities beyond 2004 that have call features that may be exercised by the FHLB during 2004. If the call features are exercised, the Company has the option of requesting any advance otherwise available to it pursuant to the credit policy of the FHLB. Since the Company has the ability to request another advance to replace the advance that is being called, management does not anticipate that it will have a liquidity problem due to advances being called by the FHLB during 2004.

The credit policy of the FHLB may change such that the current collateral pledged to secure the advances is no longer acceptable or the formulas for determining the excess pledged collateral may change. If this were to happen the Bank may not have additional collateral to pledge to secure the existing advances which could cause the FHLB advances to become a liquidity problem during 2004.

On February 24, 2004, HMN's Board of Directors authorized the extension of the stock repurchase program to August 26, 2005. The plan authorizes HMN to repurchase up to 350,000 shares of its common stock in the open market.

Dividends

The declaration of dividends are subject to, among other things, the Company's financial condition and results of operations, the Bank's compliance with its regulatory capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. Refer to Note 19 of the Notes to Consolidated Financial Statements for information on regulatory limitations on dividends from the Bank to the Company and additional information on dividends. The payment of dividends is dependant upon the Company having adequate cash or other assets that can be converted to cash to pay dividends to its stockholders. The Company does not anticipate a liquidity problem in 2004 relating to the payment of dividends.

Merger and Acquisitions

From time to time management reviews the possibility of acquiring or merging with different companies that would complement the business conducted by the Company. The Company's Board of Directors has adopted the policy of not disclosing to the public its intent to acquire or merge until a formal definitive agreement has been signed by all parties involved with the transaction, except as otherwise required by law.

Impact of Inflation and Changing Prices

The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

New Accounting Pronouncement

The Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46) that addresses consolidation by business enterprises of variable interest entities that have certain characteristics. It requires a business enterprise that has a controlling interest in a variable interest entity (as defined by FIN 46) to include the assets, liabilities, and results of the activities of the variable interest entity in the consolidated financial statements of the business enterprise. The impact of adopting FIN 46 on the Company's financial condition and results of operation will not be material.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure.

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company monitors the projected changes in net interest income that occur if interest rates were to suddenly change up or down. The Rate Shock Table located in the Asset/Liability Management section of this report discloses the Company's projected changes in net interest income based upon immediate interest rate changes called rate shocks.

The Company utilizes a model which uses the discounted cash flows from its interest-earning assets and its interest-bearing liabilities to calculate the current market value of those assets and liabilities. The model also calculates the changes in market value of the interest-earning assets and interest-bearing liabilities under different interest rate changes.

The management of the Company believes that over the next twelve months interest rates could conceivably fluctuate in a range of 200 basis points up or 100 basis points down from where the rates were at December 31, 2003. The following table discloses the projected changes in market value to the Company's interest-earning assets and interest-bearing liabilities based upon incremental 100 basis point changes in interest rates from interest rates in effect on December 31, 2003.

Other than trading portfolio *(Dollars in thousands)*	Market Value			
Basis point change in interest rates	−100	0	+100	+200
Total market risk sensitive assets	$884,037	868,534	851,556	835,089
Total market risk sensitive liabilities	(803,381)	(790,192)	(779,336)	(772,416)
Off-balance sheet financial instruments	858	0	(252)	(569)
Net market risk	$ 81,514	78,342	71,968	62,104
Percentage change from current market value	4.05%	0.00%	(8.14)%	(20.73)%

The preceding table was prepared utilizing the following assumptions (the Model Assumptions) regarding prepayment and decay ratios which were determined by management based upon their review of historical prepayment speeds and future prepayment projections. Fixed rate loans were assumed to prepay at annual rates of between 7% and 48%, depending on the note rate and the period to maturity. Adjustable rate mortgages (ARMs) were assumed to prepay at annual rates of between 11% and 17%, depending on the note rate and the period to maturity. Growing Equity Mortgage (GEM) loans were assumed to prepay at annual rates of between 7% and 20% depending on the note rate and the period to maturity. Mortgage-backed securities and Collateralized Mortgage Obligations (CMOs) were projected to have prepayments based upon the underlying collateral securing the instrument and the related cash flow priority of the CMO tranche owned. Certificate accounts were assumed not to be withdrawn until maturity. Passbook and money market accounts were assumed to decay at an annual rate of 20%. Non-interest checking and NOW accounts were assumed to decay at an annual rate of 19%. Commercial NOW and MMDA accounts were assumed to decay at an annual rate of 40%. FHLB advances were projected to be called at the first call date where the projected interest rate on similar remaining term advances exceeded the interest rate on the callable advance. Refer to Note 14 of the Notes to Consolidated Financial Statements for more information on call provisions of the FHLB advances.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The model assumes that the difference between the current interest rate being earned or paid compared to a treasury instrument or other interest index with a similar term to maturity (the Interest Spread) will remain constant over the interest changes disclosed in the table. Changes in Interest Spread could impact projected market value changes. Certain assets, such as ARMs, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. The market value of the interest-bearing assets that are approaching their lifetime interest rate caps could be different from the values calculated in the table. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial sustained interest rate increase.

Asset/Liability Management

The Company's management reviews the impact that changing interest rates will have on its net interest income projected for the twelve months following December 31, 2003 to determine if its current level of interest rate risk is acceptable. The following table projects the estimated impact on net interest income of immediate interest rate changes called rate shocks.

Rate Shock in Basis Points	Net Interest Income	Percentage Change
+200	31,972,000	13.12 %
+100	30,929,000	9.43 %
0	28,263,000	0.00 %
-100	25,672,000	(9.17)%

The preceding table was prepared utilizing the Model Assumptions regarding prepayment and decay ratios which were determined by management based upon their review of historical prepayment speeds and future prepayment projections prepared by third parties.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial increase in interest rates and could impact net interest income.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. The Company has an Asset/Liability Committee which meets frequently to discuss changes made to the interest rate risk position and projected profitability. The Committee makes adjustments to the asset/liability position of the Bank which are reviewed by the Board of Directors of the Bank. This Committee also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

In managing its asset/liability mix, the Bank, at times, depending on the relationship between long and short-term interest rates, market conditions and consumer preference, may place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to restructure its assets and liabilities. The Bank has primarily focused its fixed rate one-to-four family residential lending program on loans that are saleable to third parties and only places fixed rate loans that meet certain risk characteristics into its loan portfolio. The Bank does place into portfolio adjustable rate single-family loans that reprice over a one-year, three year or five-year period. The Bank's commercial loan production has primarily been in adjustable rate loans and the fixed rate commercial loans placed in portfolio have been shorter-term loans, usually with maturities of five years or less, in order to lower the Company's interest rate risk exposure.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002	2003	2002
ASSETS		
Cash and cash equivalents	$ 30,496,823	27,729,007
Securities available for sale:		
Mortgage-backed and related securities		
(amortized cost $13,707,005 and $51,677,294)	13,048,718	51,895,832
Other marketable securities		
(amortized cost $91,035,285 and $67,282,379)	91,615,047	69,501,417
	104,663,765	121,397,249
Loans held for sale	6,542,824	15,126,509
Loans receivable, net	688,951,119	533,905,652
Accrued interest receivable	3,462,221	3,050,636
Real estate, net	73,271	426,691
Federal Home Loan Bank stock, at cost	10,004,400	11,880,500
Mortgage servicing rights, net	3,447,843	2,691,031
Premises and equipment, net	12,110,151	12,875,816
Investment in limited partnerships	617,042	862,666
Goodwill	3,800,938	3,800,938
Core deposit intangible	447,474	561,331
Prepaid expenses and other assets	1,818,156	3,214,792
Total assets	$866,436,027	737,522,818
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$551,687,995	432,951,462
Federal Home Loan Bank advances	203,900,000	218,300,000
Accrued interest payable	766,837	849,427
Customer escrows	22,457,671	707,213
Accrued expenses and other liabilities	6,952,600	7,614,406
Deferred tax liabilities	26,300	1,456,600
Total liabilities	785,791,403	661,879,108
Commitments and contingencies		
Minority interest	(286,433)	(420,846)
Stockholders' equity:		
Serial preferred stock: ($.01 par value)		
Authorized 500,000 shares; issued and outstanding none	0	0
Common stock ($.01 par value):		
Authorized 11,000,000; issued shares 9,128,662	91,287	91,287
Additional paid-in capital	57,863,726	58,885,279
Retained earnings, subject to certain restrictions	85,364,657	79,660,481
Accumulated other comprehensive income (loss)	(50,725)	1,575,577
Unearned employee stock ownership plan shares	(4,738,084)	(4,931,385)
Treasury stock, at cost 4,616,010 and 4,722,856 shares	(57,599,804)	(59,216,683)
Total stockholders' equity	80,931,057	76,064,556
Total liabilities and stockholders' equity	$866,436,027	737,522,818

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003, 2002 and 2001	2003	2002	2001
Interest income:			
Loans receivable	$ 41,800,039	38,011,750	44,569,397
Securities available for sale:			
Mortgage-backed and related	272,253	1,704,248	3,867,079
Other marketable	2,386,590	2,420,317	2,248,383
Cash equivalents	128,948	382,021	246,449
Other	349,150	349,214	536,619
Total interest income	44,936,980	42,867,550	51,467,927
Interest expense:			
Deposits	10,274,188	10,949,802	18,578,348
Federal Home Loan Bank advances and other borrowed money	10,014,865	10,345,102	11,865,682
Total interest expense	20,289,053	21,294,904	30,444,030
Net interest income	24,647,927	21,572,646	21,023,897
Provision for loan losses	2,610,000	2,376,000	1,150,000
Net interest income after provision for loan losses	22,037,927	19,196,646	19,873,897
Non-interest income:			
Fees and service charges	2,304,090	1,723,117	1,563,031
Mortgage servicing fees	998,200	715,074	470,081
Securities gains (losses), net	1,274,537	422,346	(670,958)
Gain on sales of loans	5,240,442	3,077,294	2,934,317
Losses in limited partnerships	(243,305)	(659,378)	(1,311,568)
Other	681,518	596,117	598,625
Total non-interest income	10,255,482	5,874,570	3,583,528
Non-interest expense:			
Compensation and benefits	8,675,596	8,012,953	7,914,452
Occupancy	3,423,745	3,109,548	2,239,152
Federal deposit insurance premiums	72,524	74,108	79,714
Advertising	392,833	521,898	426,357
Data processing	1,109,098	1,107,248	963,958
Amortization of mortgage servicing rights, net of valuation adjustments and servicing costs	1,982,337	1,165,762	758,352
Other	3,997,243	3,857,117	3,366,698
Total noninterest expense	19,653,376	17,848,634	15,748,683
Income before income tax expense	12,640,033	7,222,582	7,708,742
Income tax expense	4,037,800	2,099,200	2,634,385
Income before minority interest	8,602,233	5,123,382	5,074,357
Minority interest	(3,014)	(142,274)	(383,259)
Net income	$ 8,605,247	5,265,656	5,457,616
Basic earnings per share	$ 2.26	1.40	1.45
Diluted earnings per share	$ 2.16	1.32	1.37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2003	2002	2001
Net income	$ 8,605,247	5,265,656	5,457,616
Other comprehensive income, net of tax:			
Unrealized gains (losses) on hedging valuation	0	(35,795)	35,795
Less: minority interest in hedging valuation	0	(21,950)	21,950
Net unrealized gains (losses) on hedging valuation	0	(13,845)	13,845
Unrealized gains on securities:			
Unrealized holding gains (losses) arising during period	(801,965)	1,494,824	1,988,754
Less: reclassification adjustment for gains (losses) included in net income	824,337	273,146	(402,150)
Net unrealized gains (losses) on securities	(1,626,302)	1,221,678	2,390,904
Other comprehensive income (loss)	(1,626,302)	1,207,833	2,404,749
Comprehensive income	$ 6,978,945	6,473,489	7,862,365

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan Shares	Unearned Compensation Restricted Stock Awards	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2000	$91,287	59,584,176	73,380,588	(2,037,005)	(5,318,067)	(9,800)	(59,065,531)	66,625,648
Net income			5,457,616					5,457,616
Other comprehensive income				2,404,749				2,404,749
Treasury stock purchases							(1,584,152)	(1,584,152)
Employee stock options exercised		(712,140)					1,358,339	646,199
Tax benefits of exercised stock options		191,695						191,695
Tax benefit of restricted stock awards		2,479						2,479
Amortization of restricted stock awards						2,450		2,450
Earned employee stock ownership plan shares		102,572			193,321			295,893
Dividends paid			(1,881,226)					(1,881,226)
Balance, December 31, 2001	$91,287	59,168,782	76,956,978	367,744	(5,124,746)	(7,350)	(59,291,344)	72,161,351
Net income			5,265,656					5,265,656
Other comprehensive income				1,207,833				1,207,833
Treasury stock purchases							(1,496,111)	(1,496,111)
Employee stock options exercised		(699,641)					1,570,772	871,131
Tax benefits of exercised stock options		272,534						272,534
Amortization of restricted stock awards						7,350		7,350
Earned employee stock ownership plan shares		143,604			193,361			336,965
Dividends paid			(2,562,153)					(2,562,153)
Balance, December 31, 2002	$91,287	58,885,279	79,660,481	1,575,577	(4,931,385)	0	(59,216,683)	76,064,556
Net income			8,605,247					8,605,247
Other comprehensive loss				(1,626,302)				(1,626,302)
Treasury stock purchases							(1,384,560)	(1,384,560)
Employee stock options exercised		(1,578,979)					3,001,439	1,422,460
Tax benefits of exercised stock options		376,969						376,969
Earned employee stock ownership plan shares		180,457			193,301			373,758
Dividends paid			(2,901,071)					(2,901,071)
Balance, December 31, 2003	$91,287	57,863,726	85,364,657	(50,725)	(4,738,084)	0	(57,599,804)	80,931,057

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 8,605,247	5,265,656	5,457,616
Adjustments to reconcile net income to cash provided (used) by operating activities:			
Provision for loan losses	2,610,000	2,376,000	1,150,000
Depreciation	1,549,997	1,460,636	1,037,897
Amortization of premiums, net	652,344	501,945	107,719
Amortization of deferred loan fees	(690,176)	(672,993)	(513,671)
Amortization of goodwill	0	0	180,036
Amortization of core deposit intangible	113,857	124,178	108,854
Amortization of mortgage servicing rights, net of valuation adjustments and servicing costs	1,982,337	1,165,762	758,352
Capitalized mortgage servicing rights	(2,522,231)	(1,956,845)	(1,458,321)
Deferred income taxes	(540,900)	(158,700)	(821,600)
Securities losses (gains), net	(1,274,537)	(422,346)	670,958
(Gain) loss on sale of premises	(185,630)	85,434	0
Loss (gain) on sales of real estate	115,710	(1,254)	(17,293)
Gain on sales of loans	(5,240,442)	(3,077,294)	(2,934,317)
Proceeds from sales of loans held for sale	297,862,680	283,485,340	753,564,329
Disbursements on loans held for sale	(280,633,930)	(221,645,865)	(809,722,094)
Principal collected on loans held for sale	11,521	120,621	179,020
Amortization of restricted stock awards	0	7,350	2,450
Amortization of unearned ESOP Shares	193,301	193,361	193,321
Earned employee stock ownership shares priced above original cost	180,457	143,604	102,572
Decrease (increase) in accrued interest receivable	(411,585)	458,192	802,919
Decrease in accrued interest payable	(82,590)	(168,029)	(558,065)
Equity losses of limited partnerships	243,305	659,378	1,311,568
Equity losses of minority interest	(3,014)	(142,274)	(383,259)
Decrease (increase) in other assets	680,227	126,663	(1,937,860)
Increase in other liabilities	663,785	629,031	2,890,551
Other, net	178,627	366,903	(60,665)
Net cash provided (used) by operating activities	24,058,360	68,924,454	(49,888,983)
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	50,372,919	18,036,553	19,135,721
Principal collected on securities available for sale	30,938,152	25,481,396	24,062,724
Proceeds collected on maturity of securities available for sale	10,000,000	19,900,000	13,695,000
Purchases of securities available for sale	(76,410,791)	(63,173,006)	(34,461,933)
Proceeds from sales of loans receivable	0	0	12,156
Purchase of Federal Home Loan Bank stock	(768,900)	0	0
Redemption of Federal Home Loan Bank stock	2,645,000	364,500	0
Net decrease (increase) in loans receivable	(161,455,973)	(69,313,264)	44,264,172
Proceeds from sale of mortgage servicing rights	0	33,032	0
Proceeds from sale of premises and equipment	416,354	655,465	0
Proceeds from sale of real estate	740,194	151,453	316,797
Purchases of premises and equipment	(1,046,235)	(4,281,615)	(2,438,943)
Net cash (used) provided by investing activities	(144,569,280)	(72,145,486)	64,585,694
Cash flows from financing activities:			
Increase in deposits	118,784,449	10,925,976	334,938
Purchase of treasury stock	(1,384,560)	(1,496,111)	(1,584,152)
Stock options exercised	1,422,460	871,131	646,199
Dividends to stockholders	(2,901,071)	(2,562,153)	(1,881,226)
Proceeds from Federal Home Loan Bank advances	161,000,000	10,000,000	267,700,000
Repayment of Federal Home Loan Bank advances	(175,400,000)	(9,500,000)	(271,800,000)
Minority interest in subsidiaries	7,000	0	125,000
Increase (decrease) in customer escrows	21,750,458	(308,357)	365,222
Net cash provided (used) by financing activities	123,278,736	7,930,486	(6,094,019)
Increase in cash and cash equivalents	2,767,816	4,709,454	8,602,692
Cash and cash equivalents, beginning of year	27,729,007	23,019,553	14,416,861
Cash and cash equivalents, end of year	$ 30,496,823	27,729,007	23,019,553
Supplemental cash flow disclosures:			
Cash paid for interest	$ 20,371,643	21,462,933	31,002,095
Cash paid for income taxes	2,141,000	1,952,500	3,713,121
Supplemental noncash flow disclosures:			
Loans transferred to loans held for sale	3,741,477	4,669,139	2,172,128
Transfer of loans to real estate	769,584	628,233	86,123
Transfer of real estate to loans	47,802	0	0

See accompanying notes to consolidated financial statements.

December 31, 2003, 2002 and 2001

NOTE 1 Description of the Business and Summary of Significant Accounting Policies

HMN Financial, Inc. (HMN or the Company) is a stock savings bank holding company that owns 100 percent of Home Federal Savings Bank (the Bank). The Bank has a community banking philosophy and operates retail banking facilities in Minnesota and Iowa. The Bank has two wholly owned subsidiaries, Osterud Insurance Agency, Inc. (OAI) which offers financial planning products and services and Home Federal Holding, Inc. (HFH) which is the holding company for Home Federal REIT, Inc. (HFREIT) which invests in real estate loans acquired from the Bank. HMN has another wholly owned subsidiary, Security Finance Corporation (SFC) which acts as an intermediary for the Bank in transacting like kind property exchanges for Bank customers. The Bank has a 51% owned subsidiary, Home Federal Mortgage Services, LLC (HFMS), which was a mortgage banking and mortgage brokerage business located in Brooklyn Park, Minnesota. HFMS's brokerage and production activity stopped during the third quarter of 2002 and the company is in the process of being dissolved. The Bank has an 80% owned subsidiary, Federal Title Services, LLC (FTS), which performs mortgage title services for Bank customers.

The consolidated financial statements included herein are for HMN, SFC, the Bank and the Bank's consolidated entities, OIA, HFH, HFREIT, HFMS, and FTS. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Management believes that the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at the date of the balance sheet. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Mortgage servicing rights are stratified by loan type and note rate and are valued quarterly using prepayment and default rate assumptions. While management believes that the assumptions used and the values determined are reasonable, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the mortgage servicing rights.

Cash and Cash Equivalents The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Securities are accounted for according to their purpose and holding period. The Company classifies its debt and equity securities in one of three categories:

Trading Securities Securities held principally for resale in the near term are classified as trading securities and are recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

Securities Held to Maturity Securities that the Company has the positive intent and ability to hold to maturity are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities held to maturity reflecting a decline in value judged to be other than temporary are charged to income.

Securities Available for Sale Securities available for sale consist of securities not classified as trading securities or as securities held to maturity. They include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rate, changes in prepayment risk, or similar factors. Unrealized gains and losses, net of income taxes, are reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method and recognized on the trade date. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities available for sale reflecting a decline in value judged to be other than temporary are charged to income.

Loans Held for Sale Mortgage loans originated or purchased which are intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net fees and costs associated with acquiring and/or originating loans held for sale are deferred and included in the basis of the loan in determining the gain or loss on the sale of the loans. Gains are recognized on the settlement date. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable, Net Loans receivable, net are considered long-term investments and, accordingly, are carried at amortized cost. Loan origination fees received, net of certain loan origination costs, are deferred as an adjustment to the carrying value of the related loans, and are amortized into income using the interest method over the estimated life of the loans.

Premiums and discounts on loans are amortized into interest income using the interest method over the period to contractual maturity, adjusted for estimated prepayments.

The allowance for loan losses is maintained at an amount considered adequate by management to provide for probable losses inherent in the loan portfolio as of the balance sheet dates. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis, management considers factors including, but not limited to, specific occurrences which include loan impairment, changes in the size of the portfolios, general economic conditions, loan portfolio composition and historical experience. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. The allowance for loan losses is established for known problem loans as well as for loans which are not currently known to require specific allowances. Loans are charged off to the extent they are deemed to be uncollectible. The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known.

Interest income is recognized on an accrual basis except when collectibility is in doubt. When loans are placed on a non-accrual basis, generally when the loan is 90 days past due, previously accrued but unpaid interest is reversed from income. Interest is subsequently recognized as income to the extent cash is received when, in management's judgment, principal is collectible.

All impaired loans are valued at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of the collateral of an impaired collateral-dependent loan or an observable market price, if one exists, may be used as an alternative to discounting. If the value of the impaired loan is less than the recorded investment in the loan, impairment will be recognized through the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include all loans which are delinquent as to principal and interest for 120 days or greater and all loans that are restructured in a troubled debt restructuring involving a modification of terms. All portfolio loans are reviewed for impairment on an individual basis.

Mortgage Servicing Rights Mortgage servicing rights are capitalized and amortized in proportion to, and over the period of, estimated net servicing income. HMN evaluates quarterly its capitalized mortgage servicing rights for impairment. Loan type and note rate are predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. Any impairment is recognized through a valuation allowance.

Real Estate, Net Real estate acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Valuations are periodically performed by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and Equipment Land is carried at cost. Office buildings, improvements, furniture and equipment are carried at cost less accumulated depreciation.

Depreciation is computed on a straight-line basis over estimated useful lives of 5 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of HMN reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Investment in Limited Partnerships HMN has investments in limited partnerships which invest in mortgage servicing assets, the common stock of other financial institutions and low to moderate income housing projects which generate tax credits for HMN. HMN accounts for the earnings or losses from the limited partnerships on the equity method.

Intangible Assets Goodwill resulting from acquisitions is not amortized but is tested for impairment annually in accordance with the requirements of SFAS No. 142, *Goodwill and Other Intangible Assets.* Deposit base intangibles are amortized on an accelerated basis as the deposits run off. HMN reviews the recoverability of the carrying value of these assets annually or whenever an event occurs indicating that they may be impaired.

Stock-Based Compensation Effective January 1, 1996, HMN adopted SFAS No. 123, *Accounting for Stock-Based Compensation.* It elected to continue using the accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25 and related interpretations which measure compensation cost using the intrinsic value method. See Note 17 for additional information relating to stock based compensation. Had compensation cost for HMN's stock-based plan been determined in accordance with the fair value method recommended by SFAS No. 123, HMN's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2003	2002	2001
Net income:			
As reported	$8,605,247	5,265,656	5,457,616
Deduct: Total stock-based employee compensation expense (benefit) determined under fair value based method for all awards, net of related tax effects	44,935	42,960	(6,805)
Pro forma	$8,560,312	5,222,696	5,464,421
Earnings per common share:			
As reported:			
Basic	$ 2.26	1.40	1.45
Diluted	2.16	1.32	1.37
Pro forma:			
Basic	2.25	1.39	1.45
Diluted	2.15	1.31	1.37

Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. See Note 18 for disclosure of EPS calculations.

Comprehensive Income Comprehensive income is defined as the change in equity during a period from transactions and other events from nonowner sources. Comprehensive income is the total of net income and other comprehensive income, which for HMN is comprised of unrealized gains and losses on securities available for sale and unrealized gains and losses on hedging valuations qualifying for cash flow hedge accounting treatment pursuant to SFAS No. 133.

Segment Information The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that are used by the chief operating decision maker are reported for that segment.

New Accounting Standards In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This Statement is effective prospectively for contracts entered into or modified after June 30, 2003, except for those provisions of the Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The impact of adopting SFAS No. 149 on HMN's financial condition and results of operations was not material.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, however, the effective date has been delayed under certain conditions. The impact of adopting SFAS No. 150 on HMN's financial condition and results of operations was not material.

In December 2003, the FASB issued a revised SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits.* This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flow, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The impact of adopting SFAS was not material. See Note 17 for the related employee benefits disclosure.

In December 2003, the FASB issued a revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 addresses consolidation by business enterprises of variable interest entities that have certain characteristics. It requires a business enterprise that has a controlling interest in a variable interest entity (as defined by FIN 46) to include the assets, liabilities, and results of the activities of the variable interest entity in the consolidated financial statements of the business enterprise. FIN 46 applies to a public entity that is not a small business issuer no later than the end of the first reporting period that ends after March 15, 2004. The impact of adopting FIN 46 on HMN's financial condition and results of operations will not be material.

Derivative Financial Instruments HMN uses derivative financial instruments in order to manage the interest rate risk on residential loans held for sale and its commitments to extend credit for residential loans. HMN also uses interest rate swaps to manage interest rate risk. Derivative financial instruments include commitments to extend credit and forward mortgage loan sales commitments. See Note 22 for additional information concerning these derivative financial instruments.

Reclassifications Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the current year presentation.

NOTE 2 Other Comprehensive Income

There was no hedging valuation for the year ended December 31, 2003. The gross unrealized holding losses on securities for the year ended December 31, 2003 was $1,241,000, the income tax benefit would have been $439,000 and therefore, the net loss was $802,000. The gross reclassification adjustment for the year ended December 31, 2003 was $1,274,000, the income tax expense would have been $450,000 and therefore, the net reclassification adjustment was $824,000. The gross unrealized losses in hedging valuation for the year ended December 31, 2002 was $45,000, the income tax benefit would have been $9,000 and therefore, the net loss was $36,000. The gross minority interest in hedging valuation for the year ended December 31, 2002 was $22,000. The gross unrealized holding gains on securities for the year ended December 31, 2002 was $2,283,000, the income tax expense would have been $788,000 and therefore, the net gain was $1,495,000. The gross reclassification adjustment in the year ended December 31, 2002 was $422,000, the income tax expense would have been $149,000 and therefore, the net reclassification adjustment was $273,000.

NOTE 3 Securities Available for Sale

A summary of securities available for sale at December 31, 2003 and 2002 is as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2003:				
Mortgage-backed securities:				
FHLMC	$ 421,818	19,938	0	441,756
GNMA	31,715	1,621	3	33,333
Collateralized mortgage obligations:				
FHLMC	4,697,157	1,618	266,403	4,432,372
FNMA	8,556,315	14,262	429,320	8,141,257
	13,707,005	37,439	695,726	13,048,718
Other marketable securities:				
U.S. Government and agency obligations	86,658,130	929,527	0	87,587,657
Corporate debt	177,155	0	6,765	170,390
Corporate equity	4,200,000	0	343,000	3,857,000
	91,035,285	929,527	349,765	91,615,047
	$104,742,290	966,966	1,045,491	104,663,765
December 31, 2002:				
Mortgage-backed securities:				
FHLMC	$ 1,507,799	84,778	0	1,592,577
FNMA	140,791	2,859	0	143,650
GNMA	53,582	2,399	0	55,981
Collateralized mortgage obligations:				
FHLMC	18,707,714	181,933	1,277	18,888,370
FNMA	19,048,094	84,734	134,270	18,998,558
Other	12,219,314	112,263	114,881	12,216,696
	51,677,294	468,966	250,428	51,895,832
Other marketable securities:				
U.S. Government and agency obligations	61,417,086	2,168,825	25,928	63,559,983
Corporate debt	1,061,140	16,548	0	1,077,688
Corporate equity	4,804,153	199,593	140,000	4,863,746
	67,282,379	2,384,966	165,928	69,501,417
	$118,959,673	2,853,932	416,356	121,397,249

Proceeds from securities available for sale which were sold during 2003 were $50,372,919, resulting in gross gains of $1,353,885 and gross losses of $79,348. Proceeds from securities available for sale which were sold during 2002 were $18,036,553, resulting in gross gains of $456,946 and gross losses of $34,600. Proceeds from securities available for sale which were sold during 2001 were $19,135,721, resulting in gross gains of $349,563 and gross losses of $521. The Company also recognized losses of $1,020,000 resulting from other than temporary impairments of securities in 2001.

The following table indicates amortized cost and estimated fair value of securities available for sale at December 31, 2003 based upon contractual maturity adjusted for scheduled repayments of principal and projected prepayments of principal based upon current economic conditions and interest rates. Actual maturities may differ from the maturities in the following table because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

	Amortized cost	Fair value
Due less than one year	$ 20,409,718	20,570,137
Due after one year through five years	78,312,100	78,468,608
Due after five years through ten years	1,464,103	1,414,191
Due after ten years	356,369	353,829
No stated maturity	4,200,000	3,857,000
Total	$104,742,290	104,663,765

The allocation of mortgage-backed securities and collateralized mortgage obligations in the table above is based upon the anticipated future cash flow of the securities using estimated mortgage prepayment speeds.

The following table shows the gross unrealized losses and fair values for the securities available for sale portfolio aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage backed securities:						
Collateralized mortgage obligations	$12,338	(695)	0	0	12,338	(695)
Other marketable securities:						
Corporate debt	0	0	170	(7)	170	(7)
Corporate equity	0	0	3,157	(343)	3,157	(343)
Total temporarily impaired securities	$12,338	(695)	3,327	(350)	15,665	(1,045)

NOTE 4 Loans Receivable, Net

A summary of loans receivable at December 31 is as follows:

	2003	2002
Residential real estate loans:		
1-4 family conventional	$187,821,158	174,232,528
1-4 family FHA	692,690	306,815
1-4 family VA	382,107	128,911
	188,895,955	174,668,254
5 or more family	54,877,999	29,903,411
	243,773,954	204,571,665
Commercial real estate:		
Lodging	39,464,818	37,188,951
Retail/office	54,770,096	40,648,853
Nursing home/health care	5,545,180	2,250,556
Land developments	53,374,516	22,587,781
Golf courses	26,938,649	11,282,148
Restaurant, bar, café	3,400,084	3,279,726
Gaming	0	1,204,980
Warehouse	7,577,813	6,203,530
Manufacturing	5,950,639	5,806,968
Other	29,529,814	24,201,130
	226,551,609	154,654,623
Other loans:		
Autos	14,754,042	11,061,725
Home equity line	54,192,801	52,105,686
Home equity	18,973,890	23,760,135
Consumer – secured	12,030,495	2,700,204
Commercial business	132,459,066	91,119,446
Savings	494,227	533,695
Mobile home	3,665,206	4,534,353
Consumer – unsecured	1,794,226	1,724,858
Total other loans	238,363,953	187,540,102
Total loans	708,689,516	546,766,390
Less:		
Unamortized discounts	166,364	142,439
Net deferred loan fees	1,334,284	1,068,297
Allowance for losses	6,939,602	4,824,217
Loans in process	11,298,147	6,825,785
	$688,951,119	533,905,652
Weighted average contractual interest rate	6.20%	6.97%
Commitments to originate, fund or purchase loans	$ 69,547,706	80,999,893
Commitments to deliver loans to secondary market	7,077,725	61,711,741
Loans serviced for others	483,620,394	337,490,407

Included in total commitments to originate or purchase loans are fixed rate loans aggregating $20,037,650 and $44,943,293 as of December 31, 2003 and 2002, respectively. The interest rates on these commitments ranged from 4.75% to 8.50% at December 31, 2003 and from 4.75% to 7.88% at December 31, 2002.

At December 31, 2003 and 2002, loans on nonaccrual status totaled $4,574,950 and $3,336,046, respectively. Had the loans performed in accordance with their original terms throughout 2003, HMN would have recorded gross interest income of $458,473 for these loans. Interest income of $163,044 has been recorded on these loans for the year ended December 31, 2003.

At December 31, 2003 and 2002 there were no loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring.

There were no material commitments to lend additional funds to customers whose loans were classified as restructured or nonaccrual at December 31, 2003.

At December 31, 2003, 2002 and 2001, the recorded investment in loans that are considered to be impaired was $4,689,162, $3,507,418 and $2,183,483 for which the related allowance for credit losses was $1,045,495, $904,840 and $637,233, respectively. The average investment in impaired loans during 2003, 2002 and 2001 was $4,801,109, $3,005,743 and $1,385,071, respectively. For the years ended December 31, 2003, 2002, and 2001, HMN recognized interest income on impaired loans of $163,044, $551,542 and $125,040, respectively. All of the interest income that was recognized for impaired loans was recognized using the cash basis method of income recognition.

The aggregate amounts of loans to executive officers and directors of HMN was $1,038,119, $8,861,210 and $1,324,983, at December 31, 2003, 2002 and 2001, respectively. During 2003 repayments on loans to executive officers and directors were $7,891,091, new loans to executive officers and directors totaled $490,500, and sales of executive officer and director loans totaled $422,500. During 2002 repayments on loans to executive officers and directors aggregated $871,573, loans originated aggregated $8,897,300, and loans removed from the executive officer and director listing due to a change in status of the officer or director were $5,000. All loans were made in the ordinary course of business on normal credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

At December 31, 2003, 2002 and 2001, HMN was servicing real estate loans for others with aggregate unpaid principal balances of approximately $483,620,394, $337,490,407 and $234,911,618, respectively.

HMN originates residential, commercial real estate and other loans primarily in southern Minnesota and Iowa. HMN has also purchased loans from a third party broker located in the southeastern United States. At December 31, 2003 and 2002, HMN owned single family and multi-family residential loans located in the following states:

	2003		2002	
	Amount	Percent of Total	Amount	Percent of Total
Alabama	$ 2,084,425	0.9%	$ 3,967,366	1.9%
Arizona	1,559,579	0.6	0	0.0
Colorado	1,794,321	0.7	416,455	0.2
Florida	5,206,942	2.2	4,277,451	2.1
Georgia	7,338,911	3.0	16,004,376	7.8
Illinois	3,914,175	1.6	5,753,548	2.8
Iowa	16,106,426	6.6	13,819,533	6.8
Massachusetts	2,647,058	1.1	2,217,054	1.1
Minnesota	178,051,169	73.0	135,894,338	66.4
North Carolina	3,243,818	1.3	6,099,133	3.0
South Carolina	4,335,467	1.8	4,040,068	2.0
Texas	5,826,905	2.4	0	0.0
Wisconsin	4,977,308	2.0	3,324,013	1.6
Other states	6,687,450	2.8	8,758,330	4.3
Total	$243,773,954	100.0%	$204,571,665	100.0%

Amounts under one million dollars are included in "Other states".

At December 31, 2003 and 2002, HMN owned commercial real estate loans located in the following states:

	2003		2002	
	Amount	Percent of Total	Amount	Percent of Total
Alabama	$ 0	0.0%	$ 3,216,316	2.1%
Arizona	12,967,520	5.7	12,099,641	7.8
Colorado	3,255,512	1.4	1,719,175	1.1
Connecticut	2,481,462	1.1	0	0.0
Iowa	14,390,247	6.4	8,237,520	5.3
Minnesota	168,828,643	74.5	121,301,043	78.5
Missouri	4,447,653	2.0	0	0.0
Montana	2,186,326	1.0	2,260,264	1.5
Nebraska	947,905	0.4	969,127	0.6
Oregon	0	0.0	1,204,980	0.8
South Dakota	8,499,929	3.8	0	0.0
Texas	3,459,878	1.5	3,583,300	2.3
Utah	1,848,385	0.8	0	0.0
Wisconsin	3,238,149	1.4	63,257	0.0
Total	$226,551,609	100.0%	$154,654,623	100.0%

NOTE 5 Allowance for Loan Losses

The allowance for loan losses is summarized as follows:

Balance, December 31, 2000	$3,143,746
Provision for losses	1,150,000
Charge-offs	(516,337)
Recoveries	5,703
Balance, December 31, 2001	3,783,112
Provision for losses	2,376,000
Charge-offs	(1,369,241)
Recoveries	34,346
Balance, December 31, 2002	4,824,217
Provision for losses	2,610,000
Charge-offs	(550,580)
Recoveries	55,965
Balance, December 31, 2003	$6,939,602

NOTE 6 Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

	2003	2002
Securities available for sale	$ 609,913	388,705
Loans receivable	2,852,308	2,661,931
	$3,462,221	3,050,636

NOTE 7 Investment in Mortgage Servicing Rights

A summary of mortgage servicing activity is as follows:

	2003	2002
Mortgage servicing rights		
Balance, beginning of year	$2,701,031	1,922,736
Originations	2,522,231	1,956,845
Sales	0	(41,532)
Amortization	(1,775,419)	(1,137,018)
Balance, end of year	3,447,843	2,701,031
Valuation reserve		
Balance, beginning of year	(10,000)	(19,100)
Additions	(800,000)	(213,000)
Reductions	810,000	222,100
Balance, end of year	0	(10,000)
Mortgage servicing rights, net	$3,447,843	2,691,031

Mortgage servicing costs, which include professional services related to valuing mortgage servicing rights and guarantee fees on securitized mortgage loans, were $216,917 and $29,344, respectively, in 2003 and 2002.

All of the loans being serviced were single family loans serviced for FNMA under the mortgage-backed security program or the individual loan sale program. The following is a summary of the risk characteristics of the loans being serviced at December 31, 2003:

	Loan Principal Balance	Weighted Average Interest Rate	Weighted Average Remaining Term	Number of Loans
Original term 30 year fixed rate	$184,135,459	5.99%	347	1,675
Original term 15 year fixed rate	245,332,910	5.39	168	2,915
Seven year balloon	121,796	5.75	61	1
Adjustable rate	9,772,175	4.95	344	84

NOTE 8 Real Estate

A summary of real estate at December 31 is as follows:

	2003	2002
In-substance foreclosures	$73,271	127,000
Real estate in judgment subject to redemption	0	89,691
Real estate acquired through foreclosure	0	210,000
	73,271	426,691
Allowance for losses	0	0
	$73,271	426,691

NOTE 9 Investment in Limited Partnerships

Investments in limited partnerships at December 31 were as follows:

Primary partnership activity	2003	2002
Mortgage servicing rights	$ 0	349,577
Common stock of financial institutions	421,671	289,398
Low to moderate income housing	195,371	223,691
	$617,042	862,666

During 2003 HMN's proportionate loss from the mortgage servicing partnership was $349,577, its proportionate share of gains from the common stock investments in financial institutions was $132,273 and its proportionate loss on low income housing was $26,000. During 2003 HMN received low income housing credits totaling $84,000 which were credited to current income tax benefits.

During 2002 HMN's proportionate loss from the mortgage servicing partnership was $642,364, its proportionate share of gains from the common stock investments in financial institutions was $23,442 and its proportionate loss on low income housing was $40,456. During 2002 HMN received low income housing credits totaling $84,000 which were credited to current income tax benefits.

During 2003, the limited partnership that invested in mortgage servicing rights was dissolved and HMN requested the general partner of the limited partnership that invests in the common stock of financial institutions to liquidate its investment in that partnership effective December 31, 2003.

NOTE 10 Intangible Assets

The gross carrying amount of intangible assets and the associated accumulated amortization at December 31, 2003 and December 31, 2002 are presented in the table below. Amortization expense for intangible assets was $1,889,276 and $1,261,196 for the years ended December 31, 2003 and December 31, 2002, respectively.

December 31, 2003	Gross Carrying Amount	Accumulated Amortization	Valuation Adjustment	Unamortized Intangible Assets
Amortized intangible assets:				
Mortgage servicing rights	$4,308,468	(860,625)	0	3,447,843
Core deposit intangible	1,567,000	(1,119,526)	0	447,474
Total	$5,875,468	(1,980,151)	0	3,895,317
December 31, 2002				
Amortized intangible assets:				
Mortgage servicing rights	$4,370,652	(1,669,621)	(10,000)	2,691,031
Core deposit intangible	1,567,000	(1,005,669)	0	561,331
Total	$5,937,652	(2,675,290)	(10,000)	3,252,362

The following table indicates the estimated future amortization expense for amortized intangible assets:

	Mortgage Servicing Rights	Core Deposit Intangible	Total
Year ended December 31,			
2004	$1,020,432	113,857	1,134,289
2005	680,700	113,857	794,557
2006	497,096	113,857	610,953
2007	361,742	105,903	467,645
2008	243,444	0	243,444

Projections of amortization are based on existing asset balances and the existing interest rate environment as of December 31, 2003. HMN's actual experiences may be significantly different depending upon changes in mortgage interest rates and other market conditions.

NOTE 11 "Adjusted" Earnings SFAS No. 142 Transitional Disclosure

Effective January 1, 2002, the amortization of goodwill was discontinued. The table below reconciles reported earnings for 2003, 2002 and 2001 to "adjusted" earnings, which excludes goodwill amortization.

			Year ended December 31, 2001		
	Year Ended December 31, 2003	Year Ended December 31, 2002	Reported Earnings	Goodwill Amortization	Adjusted Earnings
Income before income tax expense	$12,640,033	7,222,582	7,708,742	180,036	7,888,778
Income tax expense	4,037,800	2,099,200	2,634,385	0	2,634,385
Income before minority interest	8,602,233	5,123,382	5,074,357	180,036	5,254,393
Minority interest	(3,014)	(142,274)	(383,259)	0	(383,259)
Net income	$ 8,605,247	5,265,656	5,457,616	180,036	5,637,652
Earnings per common share	$ 2.26	1.40	1.45	0.05	1.50
Diluted earnings per common share	$ 2.16	1.32	1.37	0.05	1.42

NOTE 12 Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

	2003	2002
Land	$ 1,338,943	1,399,741
Office buildings and improvements	9,376,782	9,712,405
Furniture and equipment	9,875,743	9,325,853
	20,591,468	20,437,999
Less accumulated depreciation	8,481,317	7,562,183
	$12,110,151	12,875,816

NOTE 13 Deposits

Deposits and their weighted average interest rates at December 31 are summarized as follows:

	2003			2002		
	Weighted average rate	Amount	Percent of total	Weighted average rate	Amount	Percent of total
Noninterest checking	0.00%	$ 37,629,054	6.8%	0.00%	$ 28,173,034	6.5%
NOW accounts	0.39	61,270,853	11.1	0.30	43,508,898	10.1
Savings accounts	0.20	35,882,917	6.5	0.35	41,032,871	9.5
Money market accounts	1.23	91,314,858	16.6	1.16	49,510,654	11.4
		226,097,682	41.0		162,225,457	37.5
Certificates:						
1-1.99%		57,153,099	10.4		23,002,684	5.3
2-2.99%		103,449,915	18.8		72,161,515	16.7
3-3.99%		71,691,188	13.0		75,444,893	17.4
4-4.99%		76,315,958	13.8		74,817,691	17.3
5-5.99%		16,621,295	3.0		23,719,214	5.5
6-6.99%		246,042	0.0		1,468,058	0.3
7-7.99%		112,816	0.0		111,950	0.0
Total certificates	3.11	325,590,313	59.0	3.42	270,726,005	62.5
Total deposits	2.09	$551,687,995	100.0%	2.34	$432,951,462	100.0%

At December 31, 2003 and 2002 HMN had $117,733,801 and $61,353,755, respectively, of deposit accounts with balances at $100,000 or more. At December 31, 2003 and 2002, HMN had $66,003,390 and $11,203,358 of certificate accounts, respectively, that were acquired through a broker.

Certificates had the following maturities at December 31:

	2003		2002	
Remaining term to maturity	Amount (in thousands)	Weighted average rate	Amount (in thousands)	Weighted average rate
1-6 months	$ 97,354	2.81%	$ 87,070	2.70%
7-12 months	69,890	2.73	27,310	2.92
13-36 months	112,265	3.19	136,382	3.88
Over 36 months	46,081	3.61	19,964	4.10
	$325,590	3.03	$270,726	3.42

At December 31, 2003 mortgage loans and mortgage-backed and related securities with an amortized cost of approximately $56,976,000 were pledged as collateral for certain deposits and $650,000 of letters of credit from the Federal Home Loan Bank (FHLB) were pledged as additional collateral on Bank deposits.

Interest expense on deposits is summarized as follows for the years ended December 31:

	2003	2002	2001
NOW	$ 211,736	181,073	315,149
Savings Accounts	90,421	241,397	454,628
Money Market	437,645	589,406	897,875
Certificates	9,534,386	9,937,926	16,910,696
	$10,274,188	10,949,802	18,578,348

NOTE 14 Federal Home Loan Bank Advances

Fixed and variable rate Federal Home Loan Bank advances consisted of the following at December 31, 2003 and 2002:

	2003		2002	
Year of Maturity	Amount	Rate	Amount	Rate
2003			$ 64,400,000	3.20%
2004	$ 33,000,000	5.01%	33,000,000	5.01
2005	10,000,000	2.69	10,000,000	2.69
2007	40,000,000	2.91	0	0.00
2008	20,000,000	3.83	90,000,000	5.40
2010	10,000,000	6.48	10,000,000	6.48
2011	10,900,000	4.81	10,900,000	4.81
2013	80,000,000	4.75	0	0.00
	203,900,000	4.33	218,300,000	4.59
Lines of Credit	0	0.00	0	0.00
	$203,900,000	4.33	$218,300,000	4.59

Many of the advances listed above have call provisions which allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. As of December 31, 2003, HMN had advances from the FHLB with the following call features:

Year of Maturity	Callable Quarterly in Year 2004	Callable Quarterly in Year 2005
2004	$ 15,000,000	0
2008	10,000,000	0
2010	0	10,000,000
2011	10,900,000	0
2013	80,000,000	0
	$115,900,000	10,000,000

At December 31, 2003 the advances from the FHLB were collateralized by the Bank's FHLB stock and mortgage loans with unamortized principal balances of $313.4 million. The Bank has the ability to draw additional borrowings of $9.7 million based upon the mortgage loans that are currently pledged subject to a requirement to purchase FHLB stock.

NOTE 15 Other Borrowed Money

HMN had a $2,500,000 revolving line of credit established with a bank that was not drawn at December 31, 2002. The line of credit expired on November 15, 2003 and was renewed in the first quarter of 2004.

NOTE 16 Income Taxes

Income tax expense (benefit) for the years ended December 31 is as follows:

	2003	2002	2001
Current:			
Federal	$4,080,500	2,223,300	2,773,200
State	498,200	34,600	682,785
Total current	4,578,700	2,257,900	3,455,985
Deferred:			
Federal	(506,200)	1,400	(638,000)
State	(34,700)	(160,100)	(183,600)
Total deferred	(540,900)	(158,700)	(821,600)
	$4,037,800	2,099,200	2,634,385

The reasons for the difference between "expected" income tax expense utilizing the federal corporate tax rate of 34% and the actual income tax expense are as follows:

	2003	2002	2001
Federal expected income tax expense	$4,297,600	2,455,700	2,621,000
Items affecting federal income tax:			
Dividend received deduction	(26,100)	(145,200)	(108,200)
Non deductible portion of minority interest loss	0	72,800	130,300
State income taxes, net of federal income tax benefit	249,700	21,700	329,500
Reduction of tax rate due to employee stock ownership plan dividends	(160,500)	(149,100)	(313,000)
Low income housing credits	(84,000)	(84,000)	(84,000)
Tax exempt interest	(284,600)	(107,000)	(24,200)
Other, net	45,700	34,300	82,985
	$4,037,800	2,099,200	2,634,385

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at December 31:

	2003	2002
Deferred tax assets:		
Allowances for loan and real estate losses	$ 2,453,000	1,705,300
Investment in limited partnership	0	164,500
Discounts on assets and liabilities acquired from Marshalltown Financial Corporation	400	900
Deferred compensation and pension costs	181,500	176,100
Impairment losses on securities available for sale	0	157,900
Net unrealized loss on market value adjustments to securities available for sale	27,800	0
Mark to market on forward sales commitments	0	85,500
Total gross deferred tax assets	2,662,700	2,290,200
Valuation allowance	0	0
Net deferred tax assets	2,662,700	2,290,200
Deferred tax liabilities:		
Tax bad debt reserve over base year	0	213,500
Premium on assets acquired from Marshalltown Financial Corporation	158,100	199,200
Net unrealized gain on market value adjustments to securities available for sale	0	861,600
FHLB stock	0	285,000
Deferred loan fees and costs	458,600	400,500
Premises and equipment basis difference	852,800	809,800
Originated mortgage servicing rights	1,218,700	954,700
Other	800	22,500
Total gross deferred tax liabilities	2,689,000	3,746,800
Net deferred tax liabilities	$ (26,300)	(1,456,600)

Retained earnings at December 31, 2003 included approximately $8,800,000 for which no provision for income taxes was made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of amounts so allocated for purposes other than absorbing losses will create income for tax purposes, which will be subject to the then-current corporate income tax rate. The Company has, in its judgment, made reasonable assumptions relating to the realization of deferred tax assets. Based upon these assumptions, the Company has determined that no valuation allowance is required with respect to the deferred tax assets.

NOTE 17 Employee Benefits

Prior to 2002, all eligible full-time employees of the Bank were included in a noncontributory retirement plan sponsored by the Financial Institutions Retirement Fund (FIRF). Effective September 1, 2002 the Bank froze the accrual of benefits for existing participants and no new enrollments are permitted into the plan. The actuarial present value of accumulated plan benefits and net assets available for benefits relating to the Bank's employees is not available at December 31, 2003 because such information is not accumulated for each participating institution. As of June 30, 2003, the FIRF valuation report reflected that the Bank was obligated to make a contribution for the plan year ending June 30, 2003 totaling $36,014. The contribution was $20,575 in 2002 and no contribution was required in 2001 because the retirement plan benefits had been reduced and the plan was fully funded.

HMN has a qualified, tax-exempt savings plan with a deferred feature qualifying under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). All employees who have attained 18 years of age are eligible to participate in the Plan. Participants are permitted to make contributions to the 401(k) Plan equal to the lesser of 50% of the participant's annual salary or the maximum allowed by law, which was $12,000 for 2003. HMN matches 25% of each participant's contributions up to a maximum of 8% of the participant's annual salary. Employee contributions above 8% are not matched by HMN. Participant contributions and earnings are fully and immediately vested. HMN's contributions made prior to January 1, 2002 are vested on a five year cliff basis and contributions made after December 31, 2001 are vested on a three year cliff basis. HMN's matching contributions to the 401(k) plan are expensed when made and they totaled $113,843, $76,005 and $71,200 in 2003, 2002 and 2001, respectively.

HMN adopted an Employee Stock Ownership Plan (the ESOP) which met the requirements of Section(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and, as such the ESOP was empowered to borrow in order to finance purchases of the common stock of HMN. The ESOP borrowed $6,085,770 from HMN to purchase 912,866 shares of common stock in the initial public offering of HMN. As a result of a merger with Marshalltown Financial Corporation (MFC), the ESOP borrowed $1,476,000 to purchase 76,933 shares of HMN common stock to provide the employees from MFC with an ESOP benefit. The ESOP debt requires quarterly payments of principal plus interest at 7.52%. HMN has committed to make quarterly contributions to the ESOP necessary to repay the loan including interest. HMN contributed $525,224 for each of the years 2003, 2002 and 2001.

As the debt is repaid, ESOP shares that were pledged as collateral for the debt are committed to be released from collateral and allocated to active employees based on the proportion of debt service paid in the year. HMN accounts for its ESOP in accordance with Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans.* Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, HMN reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $472,108, $418,700 and $365,921 respectively, for 2003, 2002 and 2001.

All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. A summary of the ESOP share allocation is as follows for the years ended:

	2003	2002	2001
Shares allocated to participants beginning of the year	$ 245,031	233,697	246,710
Shares allocated to participants	24,317	24,317	24,317
Shares purchased with dividends from allocated shares	10,638	8,485	7,884
Shares distributed to participants	(4,398)	(21,468)	(45,214)
Shares allocated to participants end of year	275,588	245,031	233,697
Unreleased shares beginning of the year	620,430	644,747	669,064
Shares released during year	(24,317)	(24,317)	(24,317)
Unreleased shares end of year	596,113	620,430	644,747
Total ESOP shares end of year	$ 871,701	865,461	878,444
Fair value of unreleased shares at December 31	$14,479,585	10,435,633	9,987,131

In June of 1995, HMN as part of a Recognition and Retention Plan (RRP) awarded 126,729 shares of restricted common stock to its officers and directors. The shares vested over a five year period and were issued from treasury stock. In April 1997, 3,000 shares of restricted common stock were awarded to a director. Those shares vested over a five year period beginning in 1998. Compensation and benefit expense related to the restricted stock was $0, $7,350 and $2,450, respectively for 2003, 2002 and 2001.

In June 1995, HMN adopted the 1995 Stock Option and Incentive Plan (the SOP). During 1995, options exercisable for 821,569 shares of HMN common stock were granted to certain officers and directors at an exercise price of $9.211 per share. In December 1996, options exercisable for 1,500 shares of common stock were granted to certain officers at an exercise price of $12.089. In April 1997, options for 18,000 shares of common stock were granted to a director at an exercise price of $13.007. In April 1999, options for 80,000 shares of common stock were granted to an officer and directors at an exercise price of $11.50. In April 2000, options for 30,000 shares were granted to directors at an exercise price of $11.25. In April of 2002, options for 15,000 shares were granted to a director at an exercise price of $16.25. All options issued under this plan vest over a five year period and expire 10 years from the grant date.

In March 2001, HMN adopted the HMN Financial, Inc. 2001 Omnibus Stock Plan (2001 Plan). The purpose of the 2001 Plan was to promote the interests of HMN and its stockholders by providing key personnel with an opportunity to acquire a proprietary interest in HMN and reward them for achieving a high level of corporate performance and thereby develop a stronger incentive to put forth maximum effort for the success and growth of HMN. The total number of shares of HMN common stock available for distribution under the 2001 Plan in either restricted stock or stock options was

400,000 subject to adjustment for future stock splits, stock dividends and similar changes to the capitalization of HMN. In April 2002, HMN awarded 212,410 options at $16.13 per share which vest starting in April of 2008 through 2012.

The fair value of the options granted under the SOP were $1.85, $2.59, $4.11, $6.08, $5.55 and $4.49 for 2002, 2000, 1999, 1998, 1997, and 1995, respectively, and $1.43 for 2002 under the 2001 Plan. A summary of stock option activities under both plans are detailed as follows:

	Options available for grant	Options outstanding	Weighted average exercise price
1995 Stock Option and Incentive Plan			
December 31, 1998	111,799	727,246	$ 9.308
Exercised		(49,516)	9.211
Forfeited	6,848	(6,848)	9.211
Granted April 27, 1999	(80,000)	80,000	11.500
December 31, 1999	38,647	750,882	9.549
Exercised		(91,742)	9.211
Forfeited	750	(750)	12.089
Granted May 23, 2000	(30,000)	30,000	11.250
December 31, 2000	9,397	688,390	9.665
Exercised		(171,271)	9.211
Forfeited	15,000	(15,000)	11.500
December 31, 2001	24,397	502,119	9.765
Exercised		(109,871)	9.211
Granted April 23, 2002	(15,000)	15,000	16.250
December 31, 2002	9,397	407,248	10.154
Exercised		(228,493)	9.211
December 31, 2003	9,397	178,755	11.358
2001 Omnibus Stock Plan			
December 31, 2001	400,000		
Granted April 16, 2002	(212,410)	212,410	16.130
December 31, 2002	187,590	212,410	16.130
Forfeited	16,447	(16,447)	16.130
December 31, 2003	204,037	195,963	16.130
Total both plans	213,434	374,718	13.854

The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding			Options Exercisable	
Exercise price	Number outstanding	Weighted average remaining contractual life in years	Number	Price
$ 9.211	50,755	1.4	50,755	$ 9.211
13.007	18,000	3.3	18,000	13.007
11.500	65,000	5.3	52,000	11.500
11.250	30,000	6.4	18,000	11.250
16.250	15,000	8.4	3,000	16.250
16.130	195,963	8.3	0	16.130
	374,718		141,755	

HMN uses the intrinsic value method as described in APB Opinion No. 25 and related interpretations to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for the option plans. Proceeds from stock options exercised are credited to common stock and additional paid-in capital. There are no charges or credits to expense with respect to the granting or exercise of options since the options were issued at fair value on the respective grant dates. Had compensation cost for HMN's stock-based plan been determined in accordance with the fair value method recommended by SFAS No. 123, HMN's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2003	2002	2001
Net income:			
As reported	$8,605,247	5,265,656	5,457,616
Deduct: total stock-based employee compensation expense (benefit) determined under fair value based method for all awards, net of related tax effects	44,935	42,960	(6,805)
Pro forma	$8,560,312	5,222,696	5,464,421
Earnings per common share:			
As reported:			
Basic	$ 2.26	1.40	1.45
Diluted	2.16	1.32	1.37
Pro forma:			
Basic	2.25	1.39	1.45
Diluted	2.15	1.31	1.37

The preceding disclosed pro forma effects of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro forma net income for future years.

The fair value for each option grant is estimated on the date of the grant using the Option Designer Model. The model incorporated the following assumptions for each year of grant:

	2002	2000	1999	1998	1997
Risk-free interest rate	5.20%	6.49%	5.59%	6.80%	6.21%
Expected life	9 years	9 years	9 years	10 years	10 years
Expected volatility	13.00%	15.60%	30.00%	18.00%	18.00%
Expected dividends	4.5%	3.0%	2.1%	None	None

NOTE 18 Earnings per Share

The following table reconciles the weighted average shares outstanding and the income available to common shareholders used for basic and diluted EPS:

	Year Ended December 31,		
	2003	2002	2001
Weighted average number of common shares outstanding used in basic earnings per common share calculation	3,812,213	3,767,216	3,761,115
Net dilutive effect of:			
Options	169,171	217,576	212,854
Restricted stock awards	0	36	509
Weighted average number of shares outstanding adjusted for effect of dilutive securities	3,981,384	3,984,828	3,974,478
Income available to common shareholders	$8,605,247	5,265,656	5,457,616
Basic earnings per common share	$ 2.26	1.40	1.45
Diluted earnings per common share	$ 2.16	1.32	1.37

NOTE 19 Stockholders' Equity

HMN repurchased 86,600 shares of its common stock in the open market during 2003, 92,300 shares during 2002 and 105,200 shares during 2001 for $1,384,560, $1,496,111 and $1,584,152, respectively. The shares were placed in treasury stock.

HMN declared and paid dividends as follows:

Record date	Payable date	Dividend per share	Dividend Payout Ratio
February 22, 2001	March 8, 2001	$0.12	29.27%
May 24, 2001	June 11, 2001	$0.12	30.00%
August 28, 2001	September 11, 2001	$0.14	43.75%
November 23, 2001	December 12, 2001	$0.14	28.00%
February 21, 2002	March 7, 2002	$0.14	100.00%
May 23, 2002	June 10, 2002	$0.18	36.00%
August 27, 2002	September 10, 2002	$0.18	56.25%
November 22, 2002	December 11, 2002	$0.18	81.82%
February 21, 2003	March 7, 2003	$0.18	64.29%
May 22, 2003	June 9, 2003	$0.18	50.00%
August 28, 2003	September 11, 2003	$0.20	38.46%
November 28, 2003	December 17, 2003	$0.20	26.32%

On January 28, 2004 HMN declared a cash dividend of $0.20 per share payable on March 8, 2004, to stockholders of record on February 20, 2004. The annualized dividend payout ratios for 2003, 2002 and 2001 were 39.58%, 57.63% and 31.90%, respectively.

HMN's certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, but to date no shares have been issued.

In order to grant a priority to eligible accountholders in the event of future liquidation, the Bank, at the time of conversion established a liquidation account equal to its regulatory capital as of September 30, 1993. In the event of future liquidation of the Bank, an eligible accountholder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible accountholders are reduced subsequent to the conversion, based on an annual determination of such balance.

The Bank may not declare or pay a cash dividend to HMN without filing a capital distribution application with the OTS if the total amount of the dividends for the year exceeds the Bank's net income for the year plus the Bank's retained net income for the preceding two years. Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

NOTE 20 Federal Home Loan Bank Investment and Regulatory Capital Requirements

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which is carried at cost, in the Federal Home Loan Bank of Des Moines. The Bank has met the requirements as of December 31, 2003.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on HMN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier I or Core capital, and Risk-based capital (as defined in the regulations) to total assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

Management believes that based upon the Bank's capital calculations at December 31, 2003 and other conditions consistent with the Prompt Corrective Actions Provisions of the OTS regulations, the Bank would be categorized as well capitalized.

At December 31, 2003 the Bank's capital amounts and ratios are also presented for actual capital, required capital, and excess capital, including amounts and ratios in order to qualify as being well capitalized under the Prompt Corrective Actions regulations:

	Actual		Required to be Adequately Capitalized		Excess Capital		To Be Well Capitalized Under Prompt Corrective Actions Provisions	
(in thousands)	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]
Bank stockholder's equity	$73,279							
Less:								
Goodwill and other intangibles	4,249							
Tier I or core capital	69,030							
Tier I capital to adjusted total assets		8.03%	$34,366	4.00%	$34,664	4.03%	$42,957	5.00%
Tier I capital to risk-weighted assets		10.19%	$27,088	4.00%	$41,942	6.19%	$40,633	6.00%
Plus:								
Allowable allowance for loan losses	5,901							
Risk-based capital	$74,931		$54,177		$20,754		$67,721	
Risk-based capital to risk-weighted assets		11.06%		8.00%		3.06%		10.00%

[1] Based upon the Bank's adjusted total assets for the purpose of the Tier I or core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

NOTE 21 Financial Instruments with Off-Balance Sheet Risk

HMN is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement by HMN.

HMN's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of these commitments. HMN uses the same credit policies in making commitments as it does for on-balance sheet instruments.

	Contract amount	
(in thousands)	2003	2002
Financial instruments whose contract amount represents credit risk:		
Commitments to extend credit	$238,291	215,285
Commitment of counter party to purchase loans	7,078	61,712

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential and commercial real estate and personal property.

Commitments of a counter party to purchase loans represents commitments to sell loans to FNMA and are entered into in the normal course of business by the Bank.

NOTE 22 Derivative Instruments and Hedging Activities

HMN originates and purchases single family residential loans for sale into the secondary market and enters into commitments to sell or securitize those loans in order to mitigate the interest rate risk associated with holding the loans until they are sold. HMN adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* in the first quarter of 2001. At the beginning of the second quarter of 2001, certain commitments to sell loans held for sale were designated as a cash flow hedge of a forecasted transaction and were accounted for in accordance with SFAS No. 133 with no ineffectiveness recognized in the income statement. In the second quarter of 2002 cash flow hedge accounting was discontinued because HMN ceased delivering loans under a mortgage backed security program. The mortgage banking operations in the Brooklyn Park location were eliminated in 2002 and some of the activity was moved to other branches within HMN.

HMN has commitments outstanding to extend credit to future borrowers that had not closed prior to the end of the quarter, which is referred to as its mortgage pipeline. As commitments to originate loans enter the mortgage pipeline, HMN generally enters into commitments to sell the loans into the secondary market. The commitments to originate and sell loans are derivatives that are recorded at market value. As a result of marking these derivatives to market for the period ended December 31, 2003, HMN recorded a decrease in other assets of $689,313, a decrease in other liabilities of $690,504, and a net gain on the sale of loans of $1,191.

The current commitments to sell loans held for sale are derivatives that do not qualify for hedge accounting. As a result, these derivatives are marked to market. The loans held for sale that are not hedged are recorded at the lower of cost or market. As a result of marking these loans, HMN recorded an increase in loans held for sale of $15,219, a decrease in other liabilities of $243,246, and a net gain on the sale of loans of $258,465.

NOTE 23 Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Values of Financial Instruments,* requires disclosure of estimated fair values of HMN's financial instruments, including assets, liabilities and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of December 31, 2003 and 2002 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of HMN's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of HMN's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

	December 31,					
	2003			2002		
(in thousands)	Carrying amount	Estimated fair value	Contract amount	Carrying amount	Estimated fair value	Contract amount
Financial assets:						
Cash and cash equivalents	$ 30,497	30,497		27,729	27,729	
Securities available for sale	104,664	104,664		121,397	121,397	
Loans held for sale	6,543	6,560		15,127	15,127	
Loans receivable, net	688,951	695,454		533,906	558,625	
Federal Home Loan Bank stock	10,004	10,004		11,881	11,881	
Accrued interest receivable	3,462	3,462		3,051	3,051	
Financial liabilities:						
Deposits	551,688	554,936		432,951	437,490	
Federal Home Loan Bank advances	203,900	213,256		218,300	222,109	
Accrued interest payable	767	767		849	849	
Off-balance sheet financial instruments:						
Commitments to extend credit	16	16	238,291	706	706	215,285
Commitments to sell loans	(14)	(14)	7,078	(947)	(947)	61,712

Cash and Cash Equivalents The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale The fair values of securities were based upon quoted market prices.

Loans Held for Sale The fair values of loans held for sale were based upon quoted market prices for loans with similar interest rates and terms to maturity.

Loans Receivable The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, with the exception of the adjustable rate portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

Federal Home Loan Bank Stock The carrying amount of FHLB stock approximates its fair value.

Accrued Interest Receivable The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits Under SFAS No. 107, the fair value of deposits with no stated maturity such as checking, savings and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by HMN as of December 31, 2003 and 2002 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by HMN's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Federal Home Loan Bank Advances The fair values of advances with fixed maturities are estimated based on discounted cash flow analysis using as discount rates the interest rates charged by the FHLB at December 31, 2003 and 2002 for borrowings of similar remaining maturities.

Accrued Interest Payable The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Commitments to Extend Credit The fair values of commitments to extend credit for 2003 and 2002 are estimated using the fees normally charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties.

Commitments to Sell Loans The fair values of commitments to sell loans for 2003 and 2002 are estimated using the quoted market prices for loans with similar interest rates and terms to maturity.

NOTE 24 Commitments and Contingencies

The Bank entered into two guaranty agreements with third parties in order for Home Federal Mortgage Services, LLC (HFMS) to secure loan purchase agreements. Under the agreements, the Bank guaranteed to satisfy and discharge all obligations of HFMS arising from transactions entered into between HFMS and the third parties if HFMS failed to fulfill its obligations. The agreements are in effect until the obligations of HFMS are fully satisfied and the Bank's guaranty is limited to a combined maximum of $3 million. No liability has been recorded in the consolidated financial statements of HMN for these guarantees and HMN is not aware of any outstanding obligations of HFMS to either of the third parties with whom a guarantee exists. HFMS ceased doing business with both third parties in 2002. There is the possibility that the Bank would be required to purchase loans that were previously sold to the third parties by HFMS prior to 2002 if the loans did not meet the requirements in the loan purchase agreements. If this were to occur, the proceeds from the subsequent sale of these loans would enable the Bank to recover a portion of the amounts paid under the guaranty.

The Bank issued standby letters of credit which guarantee the performance of customers to third parties. The standby letters of credit outstanding at December 31, 2003 expire over the next two years and totaled approximately $2.5 million at December 31, 2003 and $1.2 million at December 31, 2002. The letters of credit were collateralized primarily with commercial real estate mortgages. Since the conditions under which the Bank is required to fund the standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

NOTE 25 HMN Financial, Inc. Financial Information (Parent Company Only)

The following are the condensed financial statements for the parent company only as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Condensed Balance Sheets			
Assets:			
Cash and cash equivalents	$ 5,929,858	447,420	
Securities available for sale	0	1,490,500	
Loans receivable from subsidiaries	0	4,700,000	
Loans receivable, net	110,000	1,601,383	
Investment in subsidiaries	73,337,245	66,479,330	
Investment in limited partnerships	421,671	289,398	
Accrued interest receivable	5,620	21,168	
Prepaid expenses and other assets	1,318,313	1,270,981	
Deferred tax asset	33,600	0	
Total assets	$81,156,307	76,300,180	
Liabilities and Stockholders' Equity			
Accrued expenses and other liabilities	$ 225,250	198,724	
Deferred tax liability	0	36,900	
Total liabilities	225,250	235,624	
Serial preferred stock	0	0	
Common stock	91,287	91,287	
Additional paid-in capital	57,863,726	58,885,279	
Retained earnings	85,364,657	79,660,481	
Net unrealized loss (gain) on securities available for sale	(50,725)	1,575,577	
Unearned employee stock option plan shares	(4,738,084)	(4,931,385)	
Treasury stock, at cost, 4,616,010 and 4,722,856 shares	(57,599,804)	(59,216,683)	
Total stockholders' equity	80,931,057	76,064,556	
Total liabilities and stockholders' equity	$81,156,307	76,300,180	
Condensed Statements of Income			
Interest income	$ 193,334	365,202	651,478
Interest expense	0	0	(14,557)
Securities gains (losses), net	301,006	118,238	(130,344)
Equity earnings of subsidiaries	8,361,418	5,095,784	5,282,142
Equity earnings (losses) of limited partnerships	132,273	23,441	(19,568)
Other income	0	15,514	0
Compensation and benefits	(42,100)	(44,250)	(48,601)
Occupancy	(6,005)	(6,000)	(6,324)
Advertising	(2,500)	0	0
Data processing	(1,200)	(1,200)	(2,722)
Mortgage servicing	(8,009)	(1,459)	0
Other	(481,770)	(523,314)	(458,788)
Income before income tax expense	8,446,447	5,041,956	5,252,716
Income tax benefit	(158,800)	(223,700)	(204,900)
Net income	$ 8,605,247	5,265,656	5,457,616

	2003	2002	2001
Condensed Statements of Cash Flows			
Cash flows from operating activities:			
Net income	$ 8,605,247	5,265,656	5,457,616
Adjustments to reconcile net income to cash provided by operating activities:			
Equity earnings of subsidiaries	(8,361,418)	(5,095,784)	(5,282,142)
Equity (earnings) losses in limited partnership	(132,273)	(23,441)	19,568
Amortization of premiums, net	0	31,028	0
Securities (gains) losses, net	(301,006)	(118,238)	130,344
Deferred income taxes	(3,200)	257,600	(171,800)
Earned employee stock ownership shares priced above original cost	180,457	143,604	102,572
Decrease in restricted stock awards	0	7,350	2,450
Decrease in unearned ESOP shares	193,301	193,361	193,321
Decrease in accrued interest receivable	15,548	98,659	88,983
Increase in accrued expenses and other liabilities	26,526	199,219	41,073
Decrease (increase) in other assets	330,037	(944,817)	51,583
Other, net	0	1	0
Net cash provided by operating activities	553,219	14,198	633,568
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	1,601,007	6,296,788	3,634,968
Purchases of securities available for sale	0	0	(2,688,600)
Decrease (increase) in loans receivable, net	1,491,383	(1,601,383)	0
Decrease of investments in subsidiaries	0	0	1,096,972
Net decrease (increase) in loans receivable from subsidiaries	4,700,000	(3,985,118)	3,745,510
Net cash provided by investing activities	7,792,390	710,287	5,788,850
Cash flows from financing activities:			
Purchase of treasury stock	(1,384,560)	(1,496,111)	(1,584,152)
Stock options exercised	1,422,460	871,131	646,199
Dividends to stockholders	(2,901,071)	(2,562,153)	(1,881,226)
Decrease in other borrowed money	0	0	(750,000)
Net cash used by financing activities	(2,863,171)	(3,187,133)	(3,569,179)
Increase (decrease) in cash and cash equivalents	5,482,438	(2,462,648)	2,853,239
Cash and cash equivalents, beginning of year	447,420	2,910,068	56,829
Cash and cash equivalents, end of year	$ 5,929,858	447,420	2,910,068

NOTE 26 Business Segments

The Bank has been identified as a reportable operating segment in accordance with the provisions of SFAS No. 131. SFC and HMN, the holding company, did not meet the quantitative thresholds for a reportable segment and therefore are not included in the "Other" category. Prior to 2003, Home Federal Mortgage Services, (HFMS) was reported as a separate business segment. HFMS is in the process of being dissolved and its segmented information for earlier years has been included in the "Home Federal Savings Bank" category to conform with the current year presentation.

HMN evaluates performance and allocates resources based on the segment's net income, return on average assets and return on average equity. Each corporation is managed separately with its own officers and board of directors.

The following table sets forth certain information about the reconciliations of reported net income and assets for each of HMN's reportable segments.

(Dollars in thousands)	Home Federal Savings Bank	Other	Eliminations	Consolidated Total
At or for the year ended December 31, 2003:				
Interest income – external customers	$ 44,775	162	0	44,937
Non-interest income – external customers	10,198	301	0	10,499
Earnings (losses) on limited partnerships	(376)	132	0	(244)
Intersegment interest income	28	31	(59)	0
Intersegment non-interest income	868	8,361	(9,229)	0
Interest expense	20,348	0	(59)	20,289
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	2,298	8	(324)	1,982
Other non-interest expense	17,456	542	(327)	17,671
Income tax expense (benefit)	4,200	(162)	0	4,038
Minority interest	(3)	0	0	(3)
Net income	8,584	8,599	(8,578)	8,605
Goodwill	3,801	0	0	3,801
Total assets	860,220	81,182	(74,966)	866,436
Net interest margin	3.30%	NM	NM	3.31%
Return on average assets	1.08	NM	NM	1.10
Return on average realized common equity	11.88	NM	NM	10.85
At or for the year ended December 31, 2002:				
Interest income – external customers	$ 42,550	318	0	42,868
Non-interest income – external customers	6,401	134	0	6,535
Earnings (losses) on limited partnerships	(683)	23	0	(660)
Intersegment interest income	517	47	(564)	0
Intersegment non-interest income	305	5,168	(5,473)	0
Interest expense	21,859	0	(564)	21,295
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	1,364	1	(199)	1,166
Other non-interest expense	16,643	583	(543)	16,683
Income tax expense (benefit)	2,368	(269)	0	2,099
Minority interest	(142)	0	0	(142)
Net income	4,728	5,269	(4,731)	5,266
Goodwill	3,801	0	0	3,801
Total assets	732,769	76,436	(71,682)	737,523
Net interest margin	3.13%	NM	NM	3.19%
Return on average assets	0.75	NM	NM	0.74
Return on average realized common equity	8.33	NM	NM	6.94
At or for the year ended December 31, 2001:				
Interest income – external customers	$ 51,040	428	0	51,468
Non-interest income – external customers	4,573	323	0	4,896
Earnings (losses) on limited partnerships	(1,292)	(20)	0	(1,312)
Intersegment interest income (expense)	2,800	225	(3,025)	0
Intersegment non-interest income	(246)	5,282	(5,036)	0
Interest expense	33,453	16	(3,025)	30,444
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	758	0	0	758
Other non-interest expense	14,565	1,002	(576)	14,991
Income tax expense (benefit)	2,852	(218)	0	2,634
Minority interest	(383)	0		(383)
Net income	4,480	5,438	(4,460)	5,458
Total assets	768,318	72,547	(119,751)	721,114
Net interest margin	2.97%	NM	NM	3.02%
Return on average assets	0.69	NM	NM	0.75
Return on average realized common equity	9.24	NM	NM	7.57

NM – Not meaningful


KPMG

The Board of Directors
HMN Financial, Inc.
Rochester, Minnesota:

We have audited the accompanying consolidated balance sheets of HMN Financial, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMN Financial, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002.

KPMG LLP

Minneapolis, Minnesota
March 12, 2004

SELECTED QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share data)	December 31, 2003	September 30, 2003	June 30, 2003
Selected Operations Data (3 months ended):			
Interest income	$11,922	11,507	11,036
Interest expense	5,165	5,065	5,108
Net interest income	6,757	6,442	5,928
Provision for loan losses	710	545	490
Net interest income after provision for loan losses	6,047	5,897	5,438
Noninterest income:			
Fees and service charges	691	626	555
Mortgage servicing fees	282	261	239
Securities gains (losses), net	41	417	225
Gain on sales of loans	648	1,601	1,526
Earnings (losses) in limited partnerships	70	10	31
Other noninterest income	167	179	115
Total noninterest income	1,899	3,094	2,691
Noninterest expense:			
Compensation and benefits	2,283	2,085	2,028
Occupancy	1,025	806	769
Federal deposit insurance premiums	18	18	18
Advertising	115	92	101
Data processing	238	311	290
Amortization of mortgage servicing rights and net valuation adjustments	277	(193)	1,108
Other noninterest expense	974	1,211	867
Total noninterest expense	4,930	4,330	5,181
Income before income tax expense	3,016	4,661	2,948
Income tax expense	874	1,621	918
Income before minority interest	2,142	3,040	2,030
Minority interest	(3)	0	0
Net income	$ 2,145	3,040	2,030
Basic earnings per share	$ 0.55	0.79	0.54
Diluted earnings per share	$ 0.53	0.76	0.52
Financial Ratios:			
Return on average assets[1]	1.03%	1.53	1.06
Return on average equity[1]	10.45	15.12	10.45
Average equity to average assets	10.15	10.27	10.34
Dividend payout ratio	26.32	38.46	50.00
Net interest margin[1][2]	3.39	3.41	3.24

(Dollars in thousands)			
Selected Financial Condition Data:			
Total assets	$866,436	807,043	785,910
Securities available for sale:			
Mortgage-backed and related securities	13,049	16,327	21,121
Other marketable securities	91,615	72,201	84,510
Loans held for sale	6,543	17,634	13,855
Loans receivable, net	688,951	645,715	606,931
Deposits	551,688	490,088	463,185
Federal Home Loan Bank advances	203,900	229,300	235,300
Stockholders' equity	80,931	79,467	77,522

[1] Annualized
[2] Net interest income divided by average interest-earning assets.

March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
10,472	10,583	10,633	10,511	11,141
4,951	5,203	5,173	5,228	5,691
5,521	5,380	5,460	5,283	5,450
865	575	771	310	720
4,656	4,805	4,689	4,973	4,730
432	511	418	390	404
216	193	184	177	160
592	0	377	27	19
1,465	1,102	432	498	1,044
(354)	(455)	(531)	(52)	379
220	65	123	151	258
2,571	1,416	1,003	1,191	2,264
2,278	2,006	1,987	2,069	1,951
824	899	801	726	683
19	18	18	19	20
85	104	129	146	143
271	283	273	287	264
791	281	502	171	211
944	1,031	845	1,108	873
5,212	4,622	4,555	4,526	4,145
2,015	1,599	1,137	1,638	2,849
625	462	312	485	840
1,390	1,137	825	1,153	2,009
0	(1)	(67)	(115)	41
1,390	1,138	892	1,268	1,968
0.37	0.30	0.24	0.34	0.53
0.36	0.28	0.22	0.32	0.50
0.76	0.62	0.51	0.72	1.11
7.21	5.81	4.58	6.75	10.92
10.59	10.66	10.66	10.44	10.21
64.29	81.82	56.25	36.00	100.00
3.20	3.09	3.29	3.17	3.23

761,399	737,523	719,469	693,723	718,781
15,049	51,896	61,882	65,565	65,533
83,982	69,501	46,811	67,053	73,849
12,999	15,127	14,419	12,305	25,854
577,542	533,906	508,036	470,292	448,976
448,083	432,951	422,347	399,530	414,024
219,300	218,300	214,300	214,300	217,800
74,894	76,065	75,180	73,757	73,283

OTHER FINANCIAL DATA

The following table sets forth the maximum month-end balance and average balance of FHLB advances.

(Dollars in thousands)	Year Ended December 31, 2003	2002	2001
Maximum Balance:			
Federal Home Loan Bank advances	$241,800	218,300	240,900
Federal Home Loan Bank short-term borrowings	69,400	64,400	38,000
Average Balance:			
Federal Home Loan Bank advances	221,510	215,673	221,890
Federal Home Loan Bank short-term borrowings	41,169	36,290	20,470

The following table sets forth certain information as to the Bank's FHLB advances.

	December 31, 2003		2002		2001	
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Federal Home Loan Bank short-term borrowings	$ 33,000	5.01%	64,400	3.20%	9,500	4.42%
Other Federal Home Loan Bank long-term advances	170,900	4.20	153,900	5.17	208,300	4.76
Total	$203,900	4.33	218,300	4.59	217,800	4.75

Refer to Note 14 of the Notes to Consolidated Financial Statements for more information on the Bank's FHLB advances.

COMMON STOCK INFORMATION

The common stock of HMN Financial, Inc. is listed on the Nasdaq Stock Market under the symbol: HMNF. The common stock outstanding is 9,128,662 shares of which 4,616,010 shares are in treasury stock at December 31, 2003. As of December 31, 2003 there were 696 stockholders of record and 865 estimated beneficial stockholders. The following table represents the stock price information for HMN Financial, Inc. as furnished by Nasdaq for each quarter starting in December 31, 2003 and regressing back to March 31, 1998.

	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 28, 2002	March 29, 2002
HIGH	$24.70	21.63	20.04	16.82	18.14	19.31	20.25	16.17
LOW	20.00	19.36	15.85	15.55	15.78	16.50	15.90	15.24
CLOSE	24.29	21.50	19.40	16.05	16.82	17.46	19.06	16.05

	Dec. 31, 2001	Sept. 28, 2001	June 29, 2001	March 30, 2001	Dec. 29, 2000	Sept. 29, 2000	June 30, 2000	March 31, 2000
HIGH	$15.85	17.10	17.15	15.06	13.25	13.88	11.75	12.13
LOW	13.27	14.35	13.50	13.00	12.31	10.88	10.13	9.63
CLOSE	15.49	15.10	17.10	14.75	13.06	12.44	11.00	10.13

	Dec. 31, 1999	Sept. 30, 1999	June 30, 1999	March 31, 1999	Dec. 31, 1998	Sept. 30, 1998	June 30, 1998	March 31, 1998
HIGH	$12.75	13.50	13.13	13.50	14.75	16.06	20.67	21.33
LOW	10.88	11.88	10.50	11.38	10.38	13.25	15.50	17.50
CLOSE	11.25	12.25	11.63	11.38	11.75	14.50	15.88	20.00

HMN FINANCIAL, INC.
1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1200

ANNUAL MEETING
The annual meeting of shareholders will be held on Tuesday, April 27, 2004 at 10:00 a.m. (Central Time) at the Rochester Golf and Country Club, 3100 W. Country Club Road, Rochester, Minnesota.

LEGAL COUNSEL
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh St.
Minneapolis, MN 55402-3901

INDEPENDENT AUDITORS
KPMG LLP
4200 Wells Fargo Center
90 South Seventh St.
Minneapolis, MN 55402-3900

INVESTOR INFORMATION AND FORM 10-K
Additional information and HMN's Form 10-K, filed with the Securities and Exchange Commission is available without charge upon request from:
HMN Financial, Inc.
Attn: Investor Relations
1016 Civic Center Drive NW
Rochester, MN 55901

TRANSFER AGENT & REGISTRAR
Inquiries regarding change of address, transfer requirements, and lost certificates should be directed to the transfer agent.
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
www.wellsfargo.com/
shareownerservices
(800) 468-9716

DIRECTORS

TIMOTHY R. GEISLER
HMN and Home Federal Savings Bank
Chairman of the Board
Unit Manager Foundation Accounting
Mayo Foundation

MICHAEL MCNEIL
HMN President and Home Federal Savings Bank President and CEO

ROGER P. WEISE
Retired Chairman, President and Chief Executive Officer
HMN and Home Federal Savings Bank

DUANE D. BENSON
Retired Executive Director
Minnesota Business Partnership

ALLAN R. DEBOER
Retired Chief Executive Officer
RCS of Rochester

MAHLON C. SCHNEIDER
Senior Vice President External Affairs and General Counsel
Hormel Foods Corporation

SUSAN K. KOLLING
Senior Vice President
Home Federal Savings Bank

MICHAEL J. FOGARTY
Chairman C.O. Brown Agency, Inc.

EXECUTIVE OFFICERS

MICHAEL MCNEIL
President

JON J. EBERLE
Senior Vice President,
Chief Financial Officer
and Treasurer

DWAIN C. JORGENSEN
Senior Vice President

BRANCH OFFICES OF BANK

Albert Lea
143 West Clark St.
Albert Lea, MN 56007
(507) 377-3330

Austin
201 Oakland Avenue West
Austin, MN 55912
(507) 433-2355

LaCrescent
208 South Walnut
LaCrescent, MN 55947
(507) 895-4090

Marshalltown
303 West Main Street
Marshalltown, IA 50158
(515) 754-6000

Rochester
Crossroads Shopping Center
1201 South Broadway
Rochester, MN 55901
(507) 289-4025

1016 Civic Center Dr. NW
Rochester, MN 55901
(507) 285-1707

3900 55th St. NW
Rochester, MN 55901
(507) 535-3460

Spring Valley
715 North Broadway
Spring Valley, MN 55975
(507) 346-7345

Toledo
1301 S. County Road
Toledo, IA 52342
(515) 484-5141

Winona
175 Center Street
Winona, MN 55987
(507) 454-4912

1475 Service Road
Winona, MN 55987
(507) 454-9660

EAGLE CREST CAPITAL BANK, A DIVISION OF HOME FEDERAL SAVINGS BANK
5201 Eden Ave., Ste 170
Edina, MN 55436
(952) 848-5360

1016 Civic Center Dr. N.W.
Rochester, MN 55901
(507) 535-1280


HMN
FINANCIAL, INC.

HMN Financial, Inc.
1016 Civic Center Drive NW
Rochester, Minnesota 55901
(507) 535-1200
www.hmnf.com